Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

NEVADA GOLD & CASINOS, INC.,

MAVERICK CASINOS LLC

and

MAVERICK CASINOS MERGER SUB, INC.

September 18, 2018

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibits

Exhibit A	Form of Legal Opinion

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 18, 2018, by and among Nevada Gold & Casinos, Inc., a Nevada corporation (the “Company”), Maverick Casinos LLC, a Nevada limited liability company (“Parent”), and Maverick Casinos Merger Sub, Inc., a Nevada corporation and wholly owned Subsidiary of Parent (“Merger Sub” and collectively with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, Parent, Merger Sub, and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Nevada Revised Statutes (the “NRS”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), and each share of common stock, par value $0.12 per share, of the Company (each, a “Company Share” and collectively, the “Company Shares”) issued and outstanding at the Effective Time to be thereupon cancelled and converted into the right to receive an amount equal to the Merger Consideration, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger is fair to and in the best interests of the Company, including the stockholders of the Company (the “Company Stockholders”), (b) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and other Transactions upon the terms and subject to the conditions set forth in this Agreement pursuant to Chapters 78 and 92A of the NRS, and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the Company Stockholders approve this Agreement;

WHEREAS, the managers of Parent and the board of directors of Merger Sub have unanimously (a) determined that the Merger would be advisable and fair to, and in the best interests of, Merger Sub and Parent, Merger Sub’s sole stockholder, (b) adopted this Agreement and approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to Chapters 78 and 92A of the NRS, and (c) in the case of the board of directors of Merger Sub, resolved to recommend that Parent, as Merger Sub’s sole stockholder, approve this Agreement, in each case upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, Parent has deposited $2 million, in immediately available funds (the “Deposit”) with Fidelity National Title Group (Fidelity National Title), a Nevada corporation (the “Escrow Agent”), into a segregated escrow account (the “Escrow Account”) as specified in the Escrow Agreement, executed by Parent, Merger Sub, the Company, and the Escrow Agent contemporaneously with the execution of this Agreement (the “Escrow Agreement”), to be held, released, or disposed of by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub, and the Company hereby agree as follows:

Article I.
DEFINITIONS AND GENERAL INTERPRETATION

Section 1.01.         Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, proposal, offer, or indication of interest for or relating to (in one transaction or a series of related transactions) any of the following: any direct or indirect acquisition or purchase (including by any license or lease) by any Person of (a)  assets (including voting equity securities of any of the Company’s Subsidiaries, but excluding sales of assets in the ordinary course of business) or businesses of the Company and its Subsidiaries that constitute 15% or more of the fair market value of the assets of the Company and its Subsidiaries on a consolidated basis or that generate 15% or more of the aggregate revenues or net income of the Company and its Subsidiaries on a consolidated basis, or (b) beneficial ownership of 15% or more of any class of voting equity securities of the Company or of any of its Subsidiaries, the assets or business of which constitutes 15% or more of the fair market value of the assets of the Company and its Subsidiaries on a consolidated basis or that generates 15% or more of the aggregate revenues or net income of the Company and the Company’s Subsidiaries on a consolidated basis; provided that the term “Acquisition Proposal” shall not include the Transactions or the CF Sale.

“Action” means any litigation, action, charge, suit, hearing, arbitration, mediation, or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“beneficial owner” or “beneficial ownership”, or phrases of similar meaning, with respect to any Company Shares or other applicable securities, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

“Bona Fide Proposal” means a written bona fide Acquisition Proposal which the Company Board has considered consistent with Section 6.04(d) to determine whether such Acquisition Proposal constitutes a Superior Proposal.

“Business Day” means any day other than (a) a Saturday or a Sunday, or (b) a day on which banking and savings and loan institutions in New York, New York, the Secretary of State of the State of Nevada are authorized or required by Law or executive order to be closed.

“CF Casino” means the casino, restaurant, gift shop, parking, and all related facilities commonly known as Club Fortune Casino, located at 725 South Racetrack Road, Henderson, NV 89015.

“CF Cash Closing Payment” means the Cash Closing Payment under and as defined in the CF Sale Agreement.

“CF Sale” means the sale of substantially all of the assets used in or related to the CF Casino in accordance with the terms of the CF Sale Agreement.

“CF Sale Agreement” means the Asset Purchase Agreement dated as of June 26, 2018, by and among Truckee Gaming, LLC, Nevada Gold & Casinos LV, LLC, and the Company, as amended from time to time in accordance with the terms hereof.

“CF Working Capital Adjustment” means the Acquired Cash Adjustment (as defined in the CF Sale Agreement) and the Working Capital Adjustment (as defined in the CF Sale Agreement), in each as calculated for purposes of determining the CF Cash Closing Payment.

“Code” means the Internal Revenue Code of 1986.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended.

“Company Certificate” means the Articles of Incorporation of the Company, as amended.

“Company Credit Agreement” means the Amended and Restated Credit Agreement dated effective as of November 30, 2015, by and among the Company, the Subsidiaries of the Company party thereto, and Mutual of Omaha Bank, as amended.

“Company Disclosure Letter” means the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement.

“Company Equity Awards” means the Company Stock Options and Company Restricted Shares.

“Company Equity Plans” means the Nevada Gold & Casinos, Inc.’s 2009 Equity Incentive Plan.

“Company Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means any and all Contracts concerning Intellectual Property or IT Assets to which the Company or any of its Subsidiaries is a party or beneficiary or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, may be bound, including all (a) licenses of Intellectual Property by the Company or any of its Subsidiaries to any Person, and (b) licenses of Intellectual Property by any Person to the Company or any of its Subsidiaries

“Company IT Assets” means all IT Assets owned or purported to be owned by the Company or any of its Subsidiaries and any and all other IT Assets used or held for use by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means (a) any occurrences, conditions, changes, events, developments, or effects that are (or could reasonably expected to be) materially adverse to the business, assets, financial condition, operations, results of operations, or business prospects of the Company and the Company’s Subsidiaries taken as a whole, or (b) an effect that prevents or materially impairs the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; provided, however, that for purposes of clause (a) none of the following, either alone or in combination, shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) general economic or political conditions; (ii) any changes in conditions generally affecting the industries in which the Company and its Subsidiaries operate; (iii) any changes in financial, credit, or securities markets in general; (iv) any acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation, de-escalation, worsening, or lessening thereof, or any natural disasters, acts of God, or comparable events; (v) changes or proposed changes in applicable Law (other than changes or proposed changes in applicable Law that are or could reasonably be expected to be materially adverse to the business and operations of the Company as constituted prior to the execution of this Agreement, including gaming operations in jurisdictions in which the Company operates) or GAAP or in any interpretation thereof; (vi) the announcement of this Agreement or the Transactions; or (vii) the ability or inability of Parent and/or Merger Sub to pay or obtain financing to consummate the Transactions; provided, however, in the case of clauses (i), (ii), (iii), (iv), and (v), except to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Company Restricted Shares” means Company Shares that are unvested or are subject to repurchase option, risk of forfeiture or other condition on title, transfer, or ownership granted under any applicable Company Equity Plan, restricted stock purchase agreement, or other Contract with the Company.

“Company SEC Reports” means all forms, reports, schedules, registration statements, definitive proxy statements and other documents (including all exhibits and all other information incorporated therein by reference) required to be filed or furnished by the Company with or to the SEC during the period since (and including) July 29, 2016.

“Company Stock Option” means an option to purchase Company Shares granted pursuant to any Company Equity Plan.

“Company Termination Fee” means $1.72 million.

“Contract” means any written contract, agreement, purchase order, commitment, instrument or guaranty to which the Company or any of its Subsidiaries is a party.

“Environmental Law” means all Laws relating to the protection of the environment, public health or safety, or employee health and safety.

“Equity Financing Source” means Eric Persson.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Sources” means the Lender and the Equity Financing Source.

“Fully Diluted Share Number” means (a) the aggregate number of Company Shares outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 3.01(a)), plus (b) the aggregate number of Company Shares issuable upon the exercise in full of all Company Stock Options outstanding immediately prior to the Effective Time (whether vested or unvested), other than Out-of-Money Options, which shall be excluded from the calculation of the Fully Diluted Share Number, plus (c) the aggregate number of Company Restricted Shares.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the manufacture, distribution, service, or sale of alcoholic beverages, and the ownership or the operation, management, and development of any gaming operations; provided that Gaming Approvals shall not include any such licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers, and exemptions required in connection with the sale of the CF Casino.

“Gaming Authorities” means any Governmental Authorities with regulatory control and authority or jurisdiction over casino or other gaming activities and operations, or the manufacture, distribution, service or sale of alcoholic beverages, including the Washington State Gambling Commission and Washington State Liquor & Cannabis Board.

“Gaming Law” means any Law governing or relating to gaming and related activities (including but not limited to gambling, casino, lottery and pari-mutuel activities) and operations.

“Governmental Authority” means any national, federal, state, provincial, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department, or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over a party or any of its properties or assets.

“Hazardous Materials” means any substance, material, or waste that (a) is regulated under any Environmental Law, or (b) without limitation of the generality of clause (a), is deemed under or by any Environmental Law to be “hazardous,” “toxic,” a “contaminant,” “solid waste,” “waste,” a “nuisance,” a “pollutant,” or words with similar meaning, and includes petroleum and petroleum products, crude oil or any fraction or by-product thereof, polychlorinated biphenyls (PCBs), PCB wastes, asbestos, asbestos containing products and materials, and radioactive substances.

“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, and costs of unwinding and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed, or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages, or similar instruments or debt securities, (c) obligations of such Person as a lessee under leases that are required to be capitalized in accordance with GAAP, and (d) direct or indirect guarantees of obligations described in clauses (a) through (c) above of any other Person; provided, however, that, with respect to the Company, “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by the Company to any of its wholly-owned Subsidiaries, by a wholly-owned Subsidiary of the Company to the Company or by one wholly-owned Subsidiary of the Company to another wholly-owned Subsidiary of the Company

“Intellectual Property” means all intellectual property and proprietary rights arising under the Laws of the United States or any foreign jurisdiction or under any international convention, including all of the following: (a) patents, patent applications, and any reissues, reexaminations, divisionals, provisionals, continuations, continuations-in-part, substitutions and extensions thereof (collectively, “Patents”); (b) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, identifying symbols, logos, emblems, signs and insignia, and including all goodwill associated with the foregoing (collectively, “Marks”); (c) Internet domain names, Internet key words, and social media accounts and identifiers, (d) copyrights (whether registered or unregistered), works of authorship, moral rights, mask works, and mask sets (collectively, “Copyrights”); (e) computer software programs; (f) confidential and proprietary information, and non-public processes, designs (including circuit designs and layouts), specifications, technology, databases, know-how, techniques, formulas, inventions, concepts, trade secrets, discoveries, research and development, ideas, and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”); and (g) all applications, registrations, renewals, extensions, and permits related to any of the foregoing clauses (a) through (f).

“IT Assets” means all information technology systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology assets and equipment, and all associated documentation.

“Knowledge” when used in reference to the Company means the actual knowledge of all of the directors of the Company Board and the individuals listed in Section 1.01(a) of the Company Disclosure Letter; provided, however that with respect to the representations warranties set forth in Sections 4.08 and 4.12, Knowledge when used in reference to the Company shall mean the knowledge of the foregoing individuals after due inquiry, and when used in reference to Parent means the actual knowledge of the officers of the Parent.

“Law” means any judgment, decree, injunction, order, writ, ruling, law, ordinance, statute, rule, regulation, code, or other requirement of any Governmental Authority, or the common law.

“Lease” means the leases and subleases, including amendments thereto and guaranties thereof, under which the Company or any Subsidiary of the Company is the tenant or subtenant of, or otherwise occupies, any Leased Real Property.

“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries as tenant or subtenant, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all appurtenances of the Company or any applicable Subsidiary of the Company relating to such real property.

“Liabilities” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on- or off-balance sheet, whether or not required to be recorded or reflected on a balance sheet under GAAP, and including those arising under any Contract, Action or Order.

“Licensed Intellectual Property” means any and all Intellectual Property that the Company or any of its Subsidiaries is licensed or otherwise permitted by other Persons to use.

“Liens” means any mortgage, charge, claim, lien, pledge, security interest, deed of trust, or other encumbrance.

“Most Recent Company Balance Sheet” means the audited balance sheet of the Company and its consolidated Subsidiaries as of April 30, 2018, as filed in the Company SEC Reports.

“NYSE” means the New York Stock Exchange.

“Order” means any decree, decision, injunction, judgment, order, ruling, or verdict entered, issued, made, or rendered by any court, administrative agency or other Governmental Authority, in each case, having applicable jurisdiction.

“Out-of-Money Options” means Company Stock Options having an exercise price in excess of the Merger Consideration, after giving effect to any adjustments to the Merger Consideration pursuant to Section 3.07.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Owned Real Property” means the real property owned in fee simple by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all appurtenances of the Company or any applicable Subsidiary of the Company relating to the such real property.

“Parent Termination Fee” means $2 million.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments that are not yet delinquent and Liens for Taxes and other governmental charges and assessments being contested in good faith by appropriate proceedings), (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’, materialmen’s, and similar Liens arising or incurred in the ordinary course of business and securing payments not yet delinquent or payments that are being contested in good faith, (c) zoning restrictions, survey exceptions, easements, covenants, conditions, restrictions, rights of way, and similar Liens on real property, (d) covenants, conditions, restrictions, easements, rights of way, restrictive covenants, encroachments, and other similar matters affecting title, which do not materially impair the occupancy or use of any Owned Real Property or Leased Real Property for the purposes for which it is currently used in connection with the Company’s and its Subsidiaries’ businesses, (e) any state of facts an accurate survey of any of the Owned Real Property would disclose that do not materially impair the occupancy or use of the Owned Real Property for the purposes of which it is currently used in connection with the Company’s and its Subsidiaries’ business, (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar Laws, (g) the title and other interests of a lessor under a capital or operating lease or of a licensor under a license or royalty agreement, (h) Liens arising or resulting from any action taken by the Parent, Merger Sub, or any of their Affiliates, (i) Liens which do not in any material respect interfere with or restrict the present use of the properties or assets related thereto, (j) Liens disclosed in any title insurance policies or title commitments made available to Parent and Merger Sub on or prior to the date of this Agreement or that appear in title insurance policies with respect to any of the Owned Real Property obtained by Parent and Merger Sub, and (k) Liens set forth in Section 1.01(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association, entity, or Governmental Authority.

“Personal Information” means any information (including a person’s name, mailing address, telephone number, e-mail address, social security number, driver’s license number, credit or debit card number, or financial account information) which, whether alone or in combination with other information, identifies or is associated with an identified natural person.

“Registered Intellectual Property” means all Owned Intellectual Property issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar, or other authority.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching, or migration into the environment (including ambient air, surface water, groundwater, land surface, or subsurface strata) or within any building, structure, facility, or fixture.

“Representatives” means, with respect to any Person, all directors, officers, employees, financial advisors, attorneys, accountants, or other advisors, agents, or representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, or other organization of which at least a majority of the securities or other ownership interests having by their terms voting power to elect a majority of the board of directors, or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide Acquisition Proposal made by any Person that (a) if consummated, would result in such Person owning, directly or indirectly, more than 50% of the voting equity securities of the Company, or consolidated assets (including voting equity securities of any of the Company’s Subsidiaries) or businesses that constitute more than 50% of the assets of the Company and its Subsidiaries on a consolidated basis, (b) is otherwise on terms that the Company Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account such legal, financial, regulatory, and other aspects of the proposal, including the financing terms thereof, as the Company Board deems appropriate in the exercise of its fiduciary duties, including the factors outlined in NRS 78.138(4)) is more favorable to the Company from a financial point of view than the Transactions (taking into account the terms of any proposal by the Parent to modify the terms of the Transactions), and (c) the Company Board has determined in good faith (after consultation with its financial advisors and outside counsel and after taking into account all legal, financial, regulatory, and other aspects of the proposal as the Company Board deems appropriate in the exercise of its fiduciary duties) is reasonably capable of being consummated.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, escheat, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, the Escrow Agreement, and all other agreements contemplated hereby.

Section 1.02.         Cross Reference Table. The following terms defined elsewhere in this Agreement shall have the meaning set forth in the sections set forth below:

Defined Term	Section

Acquisition Proposal	Section 8.03(b)(ii)
Adverse Recommendation Change	Section 6.04(a)
Advisor	Section 4.26
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(d)
Alternative Commitment Letter	Section 6.15(c)
Alternative Financing	Section 6.15(c)
Anti-Corruption and Anti-Bribery Laws	Section 4.24(a)
Anti-Takeover Law	Section 4.28
Articles of Merger	Section 2.03
Bankruptcy and Equity Exception	Section 4.05(a)
Capitalization Date	Section 4.04(a)
Closing	Section 2.02
Closing Date	Section 2.02
Closing Statement	Section 3.07(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.05(b)
Company Employees	Section 6.05(a)
Company Financial Statements	Section 4.09(b)
Company Group	Section 9.11
Company Licensed Parties	Section 4.08
Company Management Principals	Section 4.08
Company Preferred Shares	Section 4.04(a)
Company Securities	Section 6.01(b)(ii)
Company Share	Recitals
Company Share Certificates	Section 3.02(b)
Company Shares	Recitals
Company Stockholder Approval	Section 4.05(a)
Company Stockholders	Recitals
Company Stockholders’ Meeting	Section 6.02(b)
Confidentiality Agreement	Section 6.03(c)
Continuing Officer	Section 6.05(d)
Current Annual Capital Plan	Section 6.01(b)(xiii)
D&O Insurance	Section 6.06(c)
Debt Commitment Letter	Section 5.08
Debt Financing	Section 5.08
Deposit	Recitals
DOL	Section 4.13(a)
Drift On Inn	Section 4.13(a)
DTC	Section 3.02(b)
Effective Time	Section 2.03

Environmental Permits	Section 4.17
Equity Commitment Letter	Section 5.08
Equity Financing	Section 5.08
ERISA	Section 4.13(a)
ERISA Affiliate	Section 4.13(a)
Escrow Account	Recitals

Escrow Agent	Recitals
Escrow Agreement	Recitals
Expense Reimbursement	Section 8.03(b)(iii)
Financing	Section 5.08
Financing Commitments	Section 5.08
Indemnified Party	Section 6.06(a)
Indemnifying Parties	Section 6.06(b)
Indemnifying Party	Section 6.06(e)
IRS	Section 4.13(a)
Lender	Section 5.08
Letter of Transmittal	Section 3.02(b)
Licensed Parties	Section 5.10
Licensing Affiliates	Section 5.10
Material Contracts	Section 4.18(a)
Maximum Amount	Section 6.06(c)
Merger	Recitals
Merger Consideration	Section 3.01(b)
Merger Shares	Section 3.01(b)
Merger Sub	Preamble
Nevada Takeover Statutes	Section 4.28
Notice Period	Section 6.04(d)
NRS	Recitals
Old 99 Property Group	Section 4.13(a)
Outside Date	Section 8.01(b)
Parent	Preamble
Parties	Preamble
Paying Agent	Section 3.02(a)
Payment Fund	Section 3.02(a)
Payoff Amount	Section 6.17
Payoff Letter	Section 6.17
PBGC	Section 4.13(a)
Per Share Adjustment Amount	Section 3.07(d)
Permits	Section 4.07(b)
Plan	Section 4.13(a)
Proxy Statement	Section 4.25
Surviving Corporation	Recitals
Termination Date	Section 8.01
Uncertificated Company Shares	Section 3.02(b)
WARN	Section 4.14(c)

Section 1.03.         General Interpretation. The Parties agree that they have been represented by counsel during the negotiation, drafting, preparation, and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)          when a reference is made in this Agreement to an Article, Section, or Schedule, such reference is to an Article or Section of, or a Schedule to, this Agreement unless otherwise indicated;

(b)          the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)          whenever the words “include,” “includes,” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation;”

(d)          the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires;

(e)          references to any statute, rule, or regulation are to the statute, rule, or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule, or regulation include any successor to said section;

(f)          references to any Contract or Permit are references to such Contract or Permit as amended, modified, supplemented or replaced from time to time;

(g)          references to “made available” means, (i) with respect to materials made available by the Company, the information or document (A) has been posted to the electronic data site maintained by the Company in connection with the Transactions prior to the date of this Agreement, (B) has been included in any Company SEC Report that has been filed on the SEC’s EDGAR system at least two Business Days prior to the date of this Agreement or incorporated by reference into a Company SEC Report that has been filed on the SEC’s EDGAR system prior to the date of this Agreement, or (C) has been sent via email to Parent, Merger Sub, or their Representatives prior to the date of this Agreement, and (ii) with respect to materials made available by Parent or Merger Sub, the information or document has been sent via email to the Company or its Representatives prior to the date of this Agreement;

(h)         all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(i)          references to a Person are also to its successors and permitted assigns;

(j)          the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(k)          references to monetary amounts are to the lawful currency of the United States; and

(l)          words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 1.04.       Disclosure Schedules. It is understood and agreed that (a) disclosure of any fact or item in any Section of the Company Disclosure Letter shall be deemed to be disclosed with respect to any other applicable Section only to the extent it is reasonably apparent that such disclosure is applicable to such other Section, (b) nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty made herein, (c) the fact that any information is disclosed in the Company Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement, and (d) without limiting the foregoing, neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material.

Article II.
THE MERGER

Section 2.01.       Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation in the Merger.

Section 2.02.       Closing. Subject to the provisions of Article VII and unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) shall (a) take place at the offices of Lewis Roca Rothgerber Christie LLP,3993 Howard Hughes Parkway, Suite 600, Las Vegas, NV 89169 as soon as practicable (but in no event later than the tenth day (or if such date is not a Business Day, the next succeeding Business Day) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or (b) occur at such other time and place agreed to by the Parties (the date upon which the Closing occurs, the “Closing Date”). In lieu of a physical closing, the Parties agree that all requisite closing documents may be exchanged electronically at the Closing, and that documents so exchanged shall be binding for all purposes.

Section 2.03.       Effective Time of the Merger. Subject to the provisions of this Agreement, at the Closing, the Company shall file articles of merger prepared and executed in accordance with the relevant provisions of the NRS (the “Articles of Merger”) with the Office of the Secretary of State of the State of Nevada, in such form as required by, and executed in accordance with, the relevant provisions of the NRS and shall make all other filings or recordings required under the NRS in connection with the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the Office of the Secretary of State of the State of Nevada, or at such later time as shall be agreed upon by Parent and the Company and specified in the Articles of Merger (the date and the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.04.       Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all Liabilities of the Company and Merger Sub shall become the Liabilities of the Surviving Corporation.

Section 2.05.        Articles and Bylaws.

(a)          At the Effective Time, the Company Certificate shall, by virtue of or in connection with the Merger, be amended and restated in its entirety to read as the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Maverick Casinos Inc.” and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b)          At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Maverick Casinos Inc.” and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 2.06.       Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation, or removal.

Article III.
EFFECTS OF THE MERGER

Section 3.01.       Conversion of Securities. At and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the Company Stockholders (other than any requisite approval of the principal terms of the Merger by the Company Stockholders in accordance with the NRS):

(a)          Each Company Share held in treasury and each Company Share that is owned, directly or indirectly, by a wholly owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)          Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 3.01(a)), shall be converted into the right to receive $2.50 in cash, plus or minus the Per Share Adjustment Amount, without interest (the “Merger Consideration”); provided that if the Closing occurs after February 1, 2019, the Merger Consideration shall be automatically increased by $0.01 for each month following such date until (and including) the Closing Date (prorated by the number of days for partial months). All such Company Shares, when so converted, shall cease to be outstanding and shall be canceled and cease to exist. Each holder of a Company Share Certificate or evidence of Uncertificated Company Shares representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 3.02. The Company Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares.”

(c)          Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into and become one validly issued, fully paid, and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, so that, from and after the Effective Time, Parent shall be the holder directly or indirectly of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

Section 3.02.        Payment of Merger Consideration; Surrender of Company Shares; Stock Transfer Books.

(a)          Prior to the Effective Time, Parent or Merger Sub shall appoint as paying agent a bank or trust company reasonably satisfactory to the Company (the “Paying Agent”) for the purpose of paying the Merger Consideration to holders of Company Shares (other than Company Restricted Shares). In connection therewith, Parent shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. On the Closing Date and prior to the filing of the Articles of Merger, (i) Parent and the Company shall deliver a joint written instruction to the Escrow Agent to deposit all funds held in the Escrow Account with the Paying Agent, and (ii) Parent shall deposit, or cause to be deposited, with the Paying Agent cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 3.01, after giving effect to the payment described in clause (i), in each case for the benefit of the holders of Company Shares (other than Company Restricted Shares), for payment in accordance with this Article III through the Paying Agent (the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable with respect to the Company Shares (other than Company Restricted Shares) pursuant to Section 3.01 out of the Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Merger Sub; provided, however, that such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. No losses with respect to any investments of the Payment Fund will affect the amounts payable to the holders of the Merger Shares. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of Company Shares under Section 3.01, Parent shall promptly deposit in trust or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares for the Merger Consideration. Any interest or other income resulting from investment of the Payment Fund shall become part of the Payment Fund.

(b)          Promptly after the Effective Time (but in any event not later than two Business Days after the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Merger Shares (other than The Depository Trust Company or its nominee (“DTC”)) as of the Effective Time (and, to the extent commercially practicable, Parent will, or will cause the Paying Agent to, make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by any such holder) (i) a letter of transmittal (each such letter, a “Letter of Transmittal”) (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Merger Shares (the “Company Share Certificates”) or transfer of the uncertificated Merger Shares held of record in book entry form (“Uncertificated Company Shares”) to the Paying Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Company may reasonably agree), and (ii) instructions thereto for use in effecting the surrender of Company Share Certificates and Uncertificated Company Shares in exchange for the Merger Consideration.

(c)          Upon surrender to the Paying Agent of (i) Company Share Certificates or (ii) Uncertificated Company Shares in compliance with the procedures set forth in the Letter of Transmittal and instructions thereto, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Company Share Certificates or Uncertificated Company Shares shall be entitled to receive in exchange therefor, the Merger Consideration such holder has the right to receive pursuant to this Article III. DTC, upon surrender of the Merger Shares held of record by it in accordance with the customary surrender procedures of DTC and the Paying Agent, shall be entitled to receive as promptly as practicable in exchange for each surrendered Merger Share, the amount of cash DTC has the right to receive pursuant to this Article III. Each Merger Share surrendered pursuant to this Section 3.02(c) will be cancelled. No interest shall be paid or will accrue on any unpaid dividends and distributions payable to holders of Company Share Certificates or Uncertificated Company Shares. No Person beneficially owning Company Shares through DTC will be required to deliver a Letter of Transmittal to receive the Merger Consideration. Any such Person will receive its Merger Consideration in accordance with the customary payment procedures of DTC following the Effective Time.

(d)          In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a Person other than the Person in whose name the Company Share Certificates or the Uncertificated Company Shares so surrendered are registered if such Company Share Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Company Shares shall be properly documented for transfer and the Person requesting such payment shall pay any transfer Tax or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Company Share Certificate or Uncertificated Company Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

(e)          If any Company Share Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may reasonably direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate, the Paying Agent shall pay in respect of Merger Shares to which such lost, stolen, or destroyed Company Share Certificate relates the Merger Consideration to which the holder thereof is entitled.

(f)          At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Company Share Certificates or Uncertificated Company Shares shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement, the articles of incorporation of the Surviving Corporation or by applicable Law.

(g)          Any portion of the Exchange Fund that remains undistributed to the holders of Merger Shares for 12 months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration (and Parent shall take all actions necessary to ensure that the Surviving Corporation has or has access to sufficient funds and shares of Parent Common Stock to make such payments). Any portion of the Exchange Fund remaining unclaimed by holders of Merger Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of Parent, the Paying Agent, or the Surviving Corporation shall be liable to any holder of Merger Shares (or dividends or distributions with respect thereto), Company Stock Options or Company Restricted Shares or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 3.03.       Treatment of Company Equity Plans and Company Equity Awards. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company will use its reasonable best efforts to take all action as may reasonably be necessary or required in accordance with applicable Law and each Company Equity Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 3.03 to provide that:

(a)          Each Company Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, immediately prior to the Effective Time, automatically and without any action on the part of any holder of any Company Stock Option be cancelled and, in exchange therefor, converted into the right to receive an amount of cash, if any, equal to the product of (i) the number of Company Shares issuable upon the exercise of the Company Stock Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price of such Company Stock Option (subject to applicable withholdings). For the avoidance of doubt, any Out-of-Money Options shall automatically be cancelled without any action on the part of the holder thereof and without any payment to the holder thereof. As soon as practicable following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay to each holder of a Company Stock Option, the consideration (if any) required to be paid to such holder pursuant to this Section 3.03(a), subject to Section 3.05.

(b)          Each Company Restricted Share that is outstanding and unvested immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, be fully vested and free of any restrictions, and, by virtue of the Merger, each Company Restricted Share shall be treated as a Company Share for all purposes of this Agreement, including the right to receive the Merger Consideration in accordance with Section 3.01 (subject to applicable withholdings). Parent shall cause the Surviving Corporation to pay through the Surviving Corporation’s payroll the Merger Consideration for the Company Restricted Shares, and the Company shall reasonably cooperate with Parent prior to the Effective Time to arrange for such payment at such time through payroll, subject to Section 3.05.

Section 3.04.        No Appraisal Rights. Pursuant to NRS 92A.390, no appraisal rights shall be available to Company Stockholders or any other holder of Company Shares in connection with the Merger.

Section 3.05.       Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Company, the Surviving Corporation, Parent, Merger Sub, and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other payment otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Stock Options, or Company Restricted Shares, as applicable, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law in accordance with such Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the applicable Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares, Company Stock Options, or Company Restricted Shares, as applicable, in respect of which such deduction and withholding was made by the Company, the Surviving Corporation, Parent, Merger Sub, or the Paying Agent, as applicable. If any withholding obligation may be avoided by such holder providing information or documentation to the Company, the Surviving Corporation, Parent, Merger Sub, and the Paying Agent, as applicable, such information shall be requested prior to any such withholding and the Parties shall reasonably cooperate to reduce or eliminate such withholding.

Section 3.06.        Adjustments to Prevent Dilution. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, split, combination, exchange of shares, or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect fully the effect of such stock dividend, subdivision, reclassification, split, combination, exchange of shares, or similar transaction and to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.06 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

Section 3.07.        Adjustments Related to CF Sale.

(a)          At least five Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Parent a statement (the “Closing Statement”) setting forth (i) the amount of the CF Cash Closing Payment and the CF Working Capital Adjustment, and (ii) the Company’s good faith calculation of the Per Share Adjustment Amount. The Closing Statement (and the statement to be delivered by Nevada Gold & Casinos LV, LLC under the CF Sale Agreement setting forth the Estimated Purchase Price (as defined in the CF Sale Agreement)) shall be subject to review and approval by Parent prior to the Closing. The Per Share Adjustment Amount for purposes of determining the Merger Consideration will be the Per Share Adjustment Amount as set forth in the Closing Statement as approved by Parent.

(b)          If the CF Cash Closing Payment exceeds $14.6 million for any reason other than on account of the CF Working Capital Adjustment, the Merger Consideration shall be increased by any amount equal to the excess, divided by the Fully Diluted Share Number.

(c)          If the CF Working Capital Adjustment is greater or less than $146,000, then the Merger Consideration shall be increased or decreased by the amount by which the CF Working Capital Adjustment is greater or less than $146,000, divided by the Fully Diluted Share Number.

(d)          As used herein, the “Per Share Adjustment Amount” means the amount, if any, by which the Merger Consideration is increased or decreased pursuant to Sections 3.07(a) and 3.07(b).

Article IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Letter, or (b) as set forth in the Company SEC Reports filed prior to the date of this Agreement (excluding all disclosures in any “Risk Factors” section and any disclosures included in any such Company SEC Reports that are forward looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood and agreed that notwithstanding anything to the contrary set forth in this Agreement, except for the representations and warranties contained in Section 4.09, the Company shall not be deemed to have made any representations or warranties with respect to any of the Purchased Assets (as defined in the CF Sale Agreement) or the Assumed Liabilities (as defined in the CF Sale Agreement) or any matter related thereto, and the Company Disclosure Letter has been prepared as if the Purchased Assets and the Assumed Liabilities were not and shall not be held by the Company and its Subsidiaries at any time on or after the date of this Agreement):

Section 4.01.       Organization and Qualification. The Company is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Nevada and has the requisite corporate power and authority to own, operate or lease its properties and assets and carry on its business in all material respects as now conducted. The Company is in all material respects duly qualified or licensed to do business as a foreign corporation and, to the extent applicable, in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the conduct or nature of its business makes such qualification or licensing necessary.

Section 4.02.       Articles of Incorporation and Bylaws. The Company has made available to Parent copies of the Company Certificate and Company Bylaws, and the copies of such documents are true, complete, and correct and contain all amendments and supplements thereto as in effect on the date of this Agreement. The Company is not in any material respect in violation of any of their respective provisions of the Company Certificate or the Company Bylaws.

Section 4.03.       Company Subsidiaries.

(a)          Each of the Company’s Subsidiaries, together with the jurisdiction of organization or formation of each such Subsidiary, as of the date of this Agreement, is set forth in Section 4.03(a) of the Company Disclosure Letter. Other than the Company’s Subsidiaries, the Company does not own, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest, or any other capital stock of any Person. Each of the Company’s Subsidiaries is a corporation, limited liability company or other organization that is duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing, and in good standing or to have such power and authority as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries has in all material respects the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries is in all material respects duly qualified or licensed to do business and in good standing in each jurisdiction where the character of the properties owned, leased, or operated by it or the conduct or nature of its business makes such qualification or licensing necessary.

(b)          Other than as set forth in Section 4.03(b) of the Company Disclosure Letter, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries. Other than as set forth in Section 4.03(b) of the Company Disclosure Letter, all of such shares and other equity interests so owned by the Company are validly issued, fully paid, and nonassessable and are owned by it free and clear of any Liens or limitations on voting rights (other than Liens imposed by applicable federal or state securities Laws, or arising pursuant to the certificate or articles of incorporation, bylaws, articles of organization, or limited liability company agreement (or comparable organizational documents), as applicable, of any of any non-wholly-owned Subsidiary of the Company), are free of preemptive rights and were issued in compliance in all material respects with applicable securities Law. There are no subscriptions, options, warrants, calls, rights, convertible securities, or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of the Company. There are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company or any other Person that are material to the Company and its Subsidiaries, taken as a whole.

(c)          Other than as set forth in Section 4.03(c) of the Company Disclosure Letter, no Subsidiary of the Company has any legal or beneficial ownership interest in any Company Shares.

Section 4.04.        Capitalization.

(a)          The authorized capital stock of the Company consists of 50,000,000 Company Shares and 5,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Company Preferred Shares”). As of the close of business on September 17, 2018 (the “Capitalization Date”), (i) 16,848,182 Company Shares were issued and outstanding, including 69,200 Company Restricted Shares, and (ii) 1,867,803 Company Shares were held in the treasury of the Company. As of the Capitalization Date, (x) 676,000 Company Shares were subject to outstanding Company Stock Options, and (y) 507,611 Company Shares were available for future awards under the Company Equity Plans. No Company Preferred Shares are issued and outstanding. All of the outstanding Company Shares and Company Restricted Shares have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights and were issued in compliance in all material respects with applicable securities Law. All Company Shares subject to issuance upon exercise of Company Stock Options will be, upon issuance on the terms and conditions specified in the Company Equity Plans and award agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid, and nonassessable and free of preemptive rights.

(b)          Except for the Company Equity Plans and Company Stock Options, there are no outstanding (i) options, warrants, or other rights, Contracts, arrangements, or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company, or (ii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting or ownership interests in the Company.

(c)          Section 4.04(c) of the Company Disclosure Letter sets forth a true and complete listing of (i) all Company Equity Plans, and (ii) all Company Stock Options and Company Restricted Shares outstanding as of the close of business on the Capitalization Date, and, with respect to each such award, (A) the date of grant and name of holder of each such Company Stock Option and Company Restricted Shares, (B) the Company Equity Plan under which each such award was granted, (C) the portion of such award vested and unvested as of the close of business on the Capitalization Date, (D) if applicable, the exercise price or repurchase price therefor, and (E) with respect to Company Stock Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. None of the Company Stock Options was granted with an exercise price below the fair market value of Company Shares on the date of the grant. All grants of Company Stock Options and Company Restricted Shares were granted, in all material respects, in compliance with all applicable Laws.

(d)          There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any other equity securities of the Company.

(e)          There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any of its Subsidiaries.

(f)          There are no outstanding bonds, debentures, notes, or other indebtedness of the Company or any of its Subsidiaries that have the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity securities in the Company or any of its Subsidiaries may vote.

Section 4.05.        Authority; Validity and Effect of Agreements; Company Board Approval.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Escrow Agreement, and all other agreements and documents contemplated hereby to which it is a party, and subject to the Company Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. Except for the approvals described in the following sentence, the execution, delivery, and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on behalf of the Company, including by the Company Board. No other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement or to consummate the Transactions, except, in the case of the Merger, for the affirmative vote of holders of a majority of the issued and outstanding Company Shares for approval of this Agreement (the “Company Stockholder Approval”) and the filing of the Articles of Merger pursuant to the NRS. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b)          At a meeting duly called and held, prior to the execution of this Agreement, at which all of the directors of the Company were present, the Company Board unanimously adopted resolutions (which resolutions have not been rescinded, modified, or withdrawn in any way, except following the date of this Agreement, in accordance with Section 6.04) (i) approving and declaring the advisability of this Agreement, (ii) approving the execution, delivery, and performance of this Agreement and the consummation of the Transactions (such approval having been made in accordance with the NRS, the Company Certificate and the Company Bylaws), including the Merger, (iii) determining this Agreement and the Merger to be advisable, fair to and in the best interests of the Company, including the Company Stockholders, (iv) recommending that the Company Stockholders vote in favor of adoption of this Agreement (the “Company Board Recommendation”), and (iv) resolving to make the Company Board Recommendation to the Company Stockholders and directing that this Agreement be submitted for approval by the Company Stockholders at the Company Stockholders’ Meeting.

(c)          The statement in Section 3.04 is true and accurate.

Section 4.06.        No Conflict; Required Filings and Consents.

(a)          The execution and delivery by the Company of this Agreement, the Escrow Agreement, and all other agreements and documents contemplated hereby to which it is or will be a party and the consummation by the Company of the Transactions do not and will not, directly or indirectly (with or without notice or lapse of time or both), and the compliance by the Company with its obligations hereunder and thereunder will not, directly or indirectly (with or without notice or lapse of time or both), (i) subject to obtaining the Company Stockholder Approval, result in a violation or breach of or conflict with the Company Certificate or Company Bylaws or the certificate or articles of incorporation, bylaws, articles of organization, or limited liability company agreement (or comparable organizational documents), as applicable, of any of the Company’s Subsidiaries, (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations, filings and other actions described in Section 4.06(b), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, (iii) result in any violation or breach of or conflict with any provisions of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions, or provisions of any material Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets may be bound, or (iv) result in the creation of any material Lien, except for Permitted Liens, on any property or asset of the Company or any of its Subsidiaries, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right of purchase, termination, amendment, acceleration or cancellation, loss of any benefit, or payment that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(b)          No consent, approval, Order or authorization of, or registration, qualification, designation or filing with or notification to, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, other than (i) (A) the applicable requirements of the Exchange Act and other applicable federal securities Laws, (B) the applicable requirements of state securities, takeover and “blue sky” Laws, (C) the applicable requirements of the NYSE, (D) such filings and other actions as are necessary to obtain all required Gaming Approvals as set forth on Section 4.06(b) of the Company Disclosure Letter, and (E) the filing with the Secretary of State of the State of Nevada of the Articles of Merger pursuant to the NRS, and (ii) such other consents, approvals, Orders, authorizations, registrations, qualifications, designations, filings or notifications that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole (for the avoidance of doubt, the preceding material adverse effect qualification applies only to this clause (ii)).

Section 4.07.        Compliance with Laws; Permits.

(a)          The Company and its Subsidiaries are, and since April 30, 2016 have been, in compliance in all material respects with all Laws applicable to them, any of their properties or other assets or any of their businesses or operations. To the Knowledge of the Company, from April 30, 2016 no Governmental Authority has issued any notice or notification (and the Company does not have Knowledge of any notice or notification) stating that the Company or any of its Subsidiaries is not in compliance in all material respects with any Laws applicable to them or is the subject of any investigation into potential material noncompliance with any such Laws.

(b)          The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, consents, orders, approvals, and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses in all material respects as conducted as of the date of this Agreement (collectively, “Permits”), and each such material Permit is in full force and effect. From April 30, 2016 neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation ,or cancellation of any such material Permit. Each of the Company and its Subsidiaries is, and since April 30, 2016 has been, in compliance in all material respects with the terms of such material Permits. Neither the Company nor any of its Subsidiaries has received any written communication since April 30, 2016 from any Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in all material respects with any such material Permit or relating to the revocation or material modification of any such material Permit.

Section 4.08.        Compliance with Gaming Laws. The Company and each Subsidiary of the Company that is licensed or holds any Gaming Approvals (collectively, the “Company Licensed Parties”), and, to the Knowledge of the Company, each of the Company Licensed Parties’ directors, officers, partners, managers, and Persons performing management functions similar to those performed by officers, partners, or managers (collectively, “Company Management Principals”), hold all material Gaming Approvals that are necessary to conduct the business and operations of the Company Licensed Parties in all material respects as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation, or termination of any Gaming Approval that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect.  Neither the Company, nor any other Company Licensed Party, has received written or, to the Knowledge of the Company, oral notice of any material investigation or review by any Gaming Authority with respect to the Company Licensed Parties or Company Management Principals that is pending or is reasonably expected to become pending. To the Knowledge of the Company, there are no facts which if known to any Gaming Authority could reasonably be expected to result in (a) the revocation, limitation, or suspension of a Gaming Approval or other license, finding of suitability, registration, permit, or approval of the Company Licensed Parties or Company Management Principals, or (b) the imposition of a material monetary fine or penalty.

Section 4.09.        SEC Filings; Financial Statements; Internal Controls.

(a)          The Company has timely filed with or furnished to, as applicable, the Company SEC Reports (including all forms, statements, definitive proxy statements and other documents (including exhibits) required to be filed or furnished by it with the SEC since July 29, 2016 through the date of this Agreement. As of their respective dates (or, if amended or superseded by a subsequent filing, as of the date of such amendment or subsequent filing), the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Reports, and (ii) no such Company SEC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any Company SEC Reports. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is required to file any forms, reports, or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b)          Each of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) contained in the Company SEC Reports, each as amended (collectively, the “Company Financial Statements”), (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated therein or in the notes thereto and, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the Exchange Act), and (ii) fairly presented, in all material respects, the consolidated financial position, results of operations, and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments which are not material).

(c)          Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Reports, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)          From April 30, 2016 (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director or executive officer of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion, or claim, in writing that the Company or any of its Subsidiaries has engaged in improper, illegal, or fraudulent accounting or auditing practices, and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty, or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees, or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e)          The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) in compliance in all material respects with the Exchange Act. The Company has completed an assessment of the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended April 30, 2017, and such assessment concluded that as of April 30, 2017 such controls were effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. To the Knowledge of the Company, since April 30, 2017, none of the Company or any of its Subsidiaries has identified or been made aware of: (i) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated, (ii) any fraud that involves the Company’s management who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries or (iii) as of the date of this Agreement, any written claim or allegation regarding any of the foregoing.

(f)          The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) in compliance in all material respects with the Exchange Act.

(g)          The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE and is in compliance in all material respects with all rules, regulations, and requirements of the Sarbanes-Oxley Act and the SEC.

Section 4.10.        Absence of Undisclosed Liabilities.

(a)          The Company and its Subsidiaries do not have any material Liability of any nature whatsoever (whether known or unknown, absolute, accrued, or contingent or otherwise, whether liquidated or unliquidated, or whether due or to become due), including for any Tax, except for Liabilities (i) fully reflected on or reserved against in the Most Recent Company Balance Sheet (including the notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Company Balance Sheet, (iii)  arising under executory Contracts to which the Company or any of its Subsidiaries are bound, other than as a result of a breach thereof, (iv) arising under Plans or Permits in effect as of the date of this Agreement, copies of which have been made available to Parent, (v) disclosed in the Company Disclosure Letter, or (vi) incurred in connection with the Transactions.

(b)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership, or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or any Company SEC Reports.

Section 4.11.        Absence of Certain Changes or Events. From the date of the Most Recent Company Balance Sheet, (a) the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been an event, occurrence, condition, change, development, state of facts, or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement through the Effective Time without the prior written consent of Parent, would constitute a breach of Section 6.01(b).

Section 4.12.        Absence of Litigation. As of the date of this Agreement, there is (a) no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its or their respective properties or assets, and (b) no settlement or similar agreements to which the Company or any of its Subsidiaries is a party or otherwise bound that impose any ongoing obligation or restriction on the Company or any of its Subsidiaries, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is subject to any Order of any Governmental Authorities that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole.

Section 4.13.        Employee Plans.

(a)          Section 4.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Plan (as defined below). The Company has made available to Parent true, complete, and correct copies of each of the following documents with respect to each material Plan, to the extent applicable: (i) all documents setting forth the terms of each Plan (including all amendments thereto); (ii) the most recent annual reports (Form 5500) filed with the Internal Revenue Service (“IRS”), including attached schedules; (iii) the most recent actuarial reports, if any; (iv) the most recently received IRS or other governmental determination, opinion, or registration letter, if any; (v) the most recent summary plan description and all material modifications thereto; (vi) any related trust agreement, insurance policy, or other funding instrument for the Plan; and (vii) all material correspondence to or from the IRS, the United States Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation (“PBGC”) or any other Governmental Authority received in the last three years with respect to such Plan. A “Plan” means (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) whether or not subject to ERISA), (ii) all bonus, incentive, equity or equity-based compensation, stock purchase, deferred compensation, retiree medical, life insurance, retirement, health and welfare benefit, workers’ compensation, salary continuation, Section 125 of the Code cafeteria, health reimbursement, flexible spending, dependent care, employee loan, leave of absence, vacation pay, educational assistance, employee assistance, or other employee benefit plans, policies, arrangements or agreements, and (iii) all employment, retention, individual consulting, collective bargaining, change of control, retention, termination, severance, or other similar agreements, in each case, that is sponsored or maintained by the Company, its Subsidiaries, or any of their Affiliates that is or has ever been treated as a single employer, with the Company or its Subsidiaries under Section 414(b), (c), (m), or (o) of the Code (“ERISA Affiliate”).

(b)          Each Plan has been operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter which could reasonably be expected to result in the revocation of such letter. As of the date of this Agreement, there are no Actions pending, or to the Knowledge of the Company, threatened with respect to any Plan or the assets of any Plan (except routine claims for benefits payable under the Plans). All material contributions, premiums, and benefit payments under or in connection with the Plans that are required to have been made as the date of this Agreement in accordance with the terms of the Plans or applicable Law have been timely made. There has been no act, omission, or condition with respect to any Plan that would be reasonably likely to subject the Company or its Subsidiaries to any material fine, penalty, Tax, or Liability of any kind imposed under ERISA, the Code or applicable Law.

(c)          None of the Company, its Subsidiaries or any of their respective ERISA Affiliates, contributes to or otherwise participates in, and at no time in the past has contributed to or participated in, or has any Liability, contingent or otherwise, with respect to any: (i) “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, or (iv) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(d)          Neither the Company nor any of its Subsidiaries has any obligation or Liability (contingent or otherwise) to provide post-retirement life insurance, health benefits, or other welfare coverage for current or former officers, directors, or employees of the Company or any of its Subsidiaries except as may be required under Part 6 of Title I of ERISA or state insurance laws.

(e)          Except as set forth on Section 4.13(e) of the Company Disclosure Letter, no Plan or other arrangement maintained by the Company or any Subsidiary, either individually or collectively, exists that, as a result of the execution of this Agreement and the consummation of the Transactions, whether alone or in connection with any other event(s), could (i) result in any payment (including severance or other payment) becoming due under any of the Plans to, or with respect to, any current or former employee of the Company, (ii) result in the acceleration of the time of payment, exercisability, funding, or vesting of such benefits pursuant to any of the Plans, or (iii) limit the right to merge, amend, or terminate any Plan. Neither the Company nor any of its Subsidiaries have any indemnity or gross-up obligations for any Taxes imposed under Section 4999 of the Code.

Section 4.14.        Labor Matters.

(a)          Section 4.14(a) of the Company Disclosure Letter contains a list of all employees of the Company and any Subsidiary of the Company as of the date hereof and sets forth for each such individual the following as of the date hereof: (i) title or position (including whether full or part time); (ii) hire date, (iii) annual base compensation or hourly rate; (iv) 2017 commission, bonus, or other incentive-based compensation, if any; (v) work location; and (vi) exempt/non-exempt classification.

(b)          Except as set forth on Section 4.14(b) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement. As of the date of this Agreement, there is no, and in the past three years has not been any, (i) material picketing, strikes, work stoppages, work slowdowns, lockouts, or other job action or, to the Knowledge of the Company, threatened against or involving the Company or its Subsidiaries, (ii) unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or its Subsidiaries, (iii) to the Knowledge of the Company, any organizing activity, by a labor union or representative thereof to organize any employees of the Company or its Subsidiaries, or (iv) material grievance or arbitration demands against the Company or any of its Subsidiaries whether or not filed pursuant to a collective bargaining agreement.

(c)          The Company and its Subsidiaries are, and since April 30, 2015 have been, in compliance in all material respects with all Laws respecting the employment of labor, including wages and hours, fair employment practices, discrimination, terms and conditions of employment, workers’ compensation, exempt/non-exempt classification, classification of contractors, collection, and payment of withholding or social security taxes and any similar Tax, occupational safety, the federal Worker Adjustment and Retraining Notification Act (“WARN”), and any similar state or local “mass layoff” or “plant closing” Law.

(d)          Except as set forth on Section 4.14(d) of the Company Disclosure Letter, as of the date of this Agreement, no material Actions against the Company or its Subsidiaries, have been brought by or filed in the past three years with (or, to the Knowledge of the Company, that are threatened to be brought by or filed with) any Governmental Authority or current or former service provider of the Company or its Subsidiaries based on, arising out of, in connection with, or otherwise relating to the employment or other engagement to provide services, or termination of employment or other such engagement, or failure to employ or hire any person by the Company or its Subsidiaries.

Section 4.15.        Intellectual Property.

(a)          Section 4.15(a) of the Company Disclosure Letter sets forth an accurate and complete list of all Registered Intellectual Property as of the date of this Agreement. Section 4.15(a) of the Company Disclosure Letter lists, for each item of Registered Intellectual Property, the owner of such item of Registered Intellectual Property, the registration or application date and number (as applicable) of such item of Registered Intellectual Property and the jurisdiction in which such item of Registered Intellectual Property has been issued or registered or in which any application for issuance and registration has been filed. All necessary registration, maintenance, renewal, and other relevant filing fees in connection with any of the Registered Intellectual Property have been timely paid, and all necessary documents, certificates, and other relevant filings in connection with any of the Registered Intellectual Property have been timely made, with the relevant Governmental Authorities and Internet domain name registrars in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining the Registered Intellectual Property and all issuances, registrations, and applications therefor, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company or one of its Subsidiaries owns all right, title, and interest in and to, or otherwise possesses adequate licenses or other rights to use, all material Intellectual Property necessary to conduct their respective businesses in all material respects as conducted on the date of this Agreement. The Company or one of its Subsidiaries is the exclusive owner of all right, title, and interest in and to all material Owned Intellectual Property, free and clear of all Liens other than Permitted Liens. The Company and each of its Subsidiaries has a valid license to use the Licensed Intellectual Property used by it in connection with the operation of its business as currently conducted, subject only to the terms of the Company IP Agreements, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(c)          To the Knowledge of the Company, the Owned Intellectual Property is (i) valid, subsisting, and enforceable, (ii) currently in compliance with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding Order adversely affecting the Company’s or any of its Subsidiaries’ use thereof or rights thereto, or that would impair the validity or enforceability thereof, except in each case as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(d)          To the Knowledge of the Company, none of the Company and its Subsidiaries or the operation of their businesses are infringing upon, misappropriating, or otherwise violating in any material respect any Intellectual Property of any Person and none of the foregoing have, in the last three years, infringed upon, misappropriated, or otherwise violated in any material respect any Intellectual Property of any Person. As of the date of this Agreement, there is no claim or Action pending, asserted or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries concerning any of the foregoing and the Company and its Subsidiaries have not received from any Person in the past three years prior to the date of this Agreement any written notice, charge, complaint, claim, or other written assertion of any infringement, violation, or misappropriation of any Intellectual Property of any Person (including any offer from any Person to license any Intellectual Property to the Company or any of its Subsidiaries or any demand or request from any Person that the Company or any of its Subsidiaries license any Intellectual Property) that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, there is no Action or claim pending, asserted, or, to the Knowledge of the Company, threatened in writing (i) against the Company or of its Subsidiaries concerning the ownership, validity, registerability, enforceability, or use of, or licensed right to use, any Company Intellectual Property, or (ii) contesting or challenging the ownership, validity, registerability, or enforceability of, or the Company’s or any of its Subsidiaries’ right to use, sell, exercise, license, transfer, or dispose of any Company Intellectual Property or any products, processes, or materials covered thereby in any manner that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(e)          To the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is in any material respect infringing, misappropriating, or violating, or has in any material respect infringed, misappropriated or violated, any Company Intellectual Property. As of the date of this Agreement, no material Action or claim is or has been pending, asserted, or threatened in writing against any Person (including employees and former employees of the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries alleging that any Person is in any material respect infringing, misappropriating, or violating, or has in any material respect infringed, misappropriated, or violated, any Company Intellectual Property.

(f)          The Company and its Subsidiaries have taken all reasonable measures to maintain the confidentiality and value of all confidential information used or held for use in connection with the operation of their businesses as currently conducted, including all material confidential Company Intellectual Property. To the Knowledge of the Company, no confidential information, Trade Secrets or other confidential Company Intellectual Property has been disclosed by the Company or any of its Subsidiaries to any Person except pursuant to valid and appropriate non-disclosure or license agreements that have not been breached, except for any disclosures that, individually or in the aggregate, would not reasonably be excepted to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, all former and current officers, directors, employees, advisors, and independent contractors of the Company or its Subsidiaries, who have contributed to or participated in the conception or development of any material Owned Intellectual Property have entered into a written agreement with the Company or one of its Subsidiaries transferring to the Company or such Subsidiary all such material Owned Intellectual Property by operation of law or by valid written assignment.

(g)          The Company IT Assets are sufficient for the operation of the businesses of the Company and its Subsidiaries in all material respects as currently conducted. To the Knowledge of the Company, except has not had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, the Company IT Assets have not malfunctioned or failed to operate during the past three years. The Company and its Subsidiaries have taken commercially reasonable actions, consistent with industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption.

(h)          The Company and its Subsidiaries are, and during the past five years have been, in compliance in all material respects with (i) all relevant requirements of any applicable data protection and privacy Laws, including with respect to the collection, storage, transmission, transfer, disclosure and use of Personal Information, and (ii) all applicable contractual requirements. During the past three years and prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any order or other written notification from a Governmental Authority regarding material non-compliance or violation of any applicable data protection and privacy Laws. During the past three years and prior to the date of this Agreement, to the Knowledge of the Company, no Person has made a material written claim for any compensation from the Company or any of its Subsidiaries for the loss of or unauthorized disclosure or transfer of Personal Information, and, to the Knowledge of the Company, no facts or circumstances exist that might give rise to such a claim.

Section 4.16.        Taxes.

(a)          All federal income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been filed (taking into account any extensions actually obtained) and such Tax Returns were true, complete, and correct in all material respects. All federal income and other material Taxes due and owing by the Company or any of its Subsidiaries have been paid.

(b)          No deficiencies for material Taxes against any of the Company and its Subsidiaries have been claimed, proposed, assessed, or threatened in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, except for deficiencies that have been paid or otherwise resolved or that are being diligently contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no pending audits of material Taxes of the Company or any of its Subsidiaries. No written claim has been made within the past three years by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(c)          Neither the Company nor any of its Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes of the Company or its Subsidiaries.

(d)          There are no Liens for Taxes other than Permitted Liens upon any of the assets of the Company or any of its Subsidiaries.

(e)          Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification agreement, other than such an agreement (i) exclusively between or among any of the Company and its Subsidiaries, or (ii) the principal subject of which is not Taxes.

(f)          Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing a consolidated, combined, or unitary Tax Return (other than a group the common parent of which was the Company or its Subsidiaries) in the past three years, or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign Law, or by reason of being a transferee or successor of any Person.

(g)          The Company and each of its Subsidiaries has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected, and deposited under applicable Law in connection with amounts paid or owing to an employee, independent contractor, creditor, or stockholder of the Company or its Subsidiaries.

(h)          Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2).

(i)          Neither the Company nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement, or other agreement or ruling relating to Taxes with any Governmental Authority.

(j)          Within the past two years, neither the Company nor any of its Subsidiaries has distributed the stock of any corporation, or had its stock distributed, in a transaction intended to satisfy the requirements of Section 355 of the Code.

Section 4.17.        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) since January 1, 2015 and prior to the date of this Agreement, no written notice, notification, demand, request for information, citation, summons, complaint or order has been received which has not been resolved, and no penalty has been assessed against the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no Action is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law; (b) the Company and its Subsidiaries are and have since January 1, 2015 been in compliance with all Environmental Laws and, to the Knowledge of the Company, have received and are in compliance with all material Permits required under Environmental Laws for the conduct of its business as conducted as of the date of this Agreement (“Environmental Permits”); (c) to the Knowledge of the Company, each such Environmental Permit is in full force and effect, and all applications, notices, or other documents in connection with such Environmental Permits have been timely filed as required to effect timely renewal, issuance, or reissuance of such Environmental Permits; (d) to the Knowledge of the Company, no Hazardous Materials have been Released into, onto or upon the air, soil, surfacewater, or groundwater at, on, to or from any property currently or formerly owned or operated by either the Company or any of its Subsidiaries for which the Company would have Liability under Environmental Law (including claims for damage or injury to persons, property, or natural resources); (e) to the Knowledge of the Company, there is no currently existing fact, event, condition, circumstance, activity, practice, incident, action, or plan which would, in the ordinary course of business, be expected to prevent either the Company or any Subsidiary's continued compliance with Environmental Laws, result in a Liability to either the Company or any of its Subsidiaries as a result of a violation of Environmental Laws or cause the Company or any of its Subsidiaries to incur capital expenditures to maintain compliance with Environmental Laws; and (f) the Company is not party to any order, judgment, or decree that imposes any obligations on the Company or any of its Subsidiaries under any Environmental Law. True, complete, and correct copies of all material environmental site assessment reports, investigation, remediation or compliance studies, audits, assessments, or similar documents prepared since January 1, 2015 and prior to the date of this Agreement which are in the possession of either the Company or any of its Subsidiaries and relate to the environmental condition of any property currently or formerly owned or leased by either the Company or any of its Subsidiaries have been made available to Parent.

Section 4.18.        Material Contracts.

(a)          Section 4.18(a) of the Company Disclosure Letter lists, as of the date of this Agreement, the following Contracts to which the Company or any of its Subsidiaries is a party (the “Material Contracts”):

(i)          all Contracts that purport to limit, curtail or restrict the right of the Company or any of its Subsidiaries in any material respect (A) to engage or compete in any line of business in any geographic area or during any period of time, with any Person, or (B) to solicit or hire any Person;

(ii)         any Contract (other than standard purchase orders) that grants any Person other than the Company or any of its Subsidiaries any (A) exclusive license, supply, or distribution rights, which is material to the Company and its Subsidiaries, taken as a whole, (B) material “most favored nation” rights, or (C) material rights of first refusal, rights of first negotiation or similar rights with respect to any material assets, rights, or properties of the Company or any of its Subsidiaries;

(iii)        any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) (A) after the date of this Agreement with a fair market value (or for aggregate consideration, including assumption of Indebtedness) in excess of $100,000, or (B) that contains ongoing material non-competition or indemnification obligations or other material ongoing obligations of the Company or any of its Subsidiaries;

(iv)        any Contract, that requires a license or royalty payment to, or license or royalty payment by, the Company or any of its Subsidiaries of more than $50,000 in any 12 month period;

(v)         any Company IP Agreement (other than Contracts for “shrinkwrap,” “clickwrap,” or other similar “off-the-shelf” Software licensed to the Company or its Subsidiaries) under which the Company or any of its Subsidiaries licenses any material Company Intellectual Property, or the Company or any of its Subsidiaries has licensed any material Company Intellectual Property;

(vi)        any customer, client, or supply Contract that involves total consideration in excess of $50,000 in any 12 month period (other than purchase orders issued (or received) for the purchase or sale of goods in the ordinary course of business consistent with past practice);

(vii)       any Contract (other than a customer, client, or supply Contract or purchase order) that involves total consideration by or to the Company or any of its Subsidiaries of more than $50,000 in any 12 month period;

(viii)      any Contracts with material distributors or material sales representatives or that relates to merchandising or that otherwise entitle a third party to a commission;

(ix)         any mortgages, indentures, debentures, bonds, guarantees, loan agreement or credit agreements, security agreements, or other similar Contracts, in each case, relating to Indebtedness of the Company or its Subsidiaries, and whether secured or unsecured (other than (A) accounts receivables and accounts payable, and (B) loans among the Company and/or one more of its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice);

(x)          (A) any indemnification Contract entered into with an officer or director of the Company providing for indemnification by the Company or any of its Subsidiaries (with respect to which the Company or any of its Subsidiaries has continuing obligations as of the date of this Agreement), and (B) any other indemnification Contract or guaranty not entered into in the ordinary course of business consistent with past practice, other than in the case the indemnities described in clauses (A) and (B) are provided for in the Company Certificate, the Company Bylaws, or the organizational documents of the Subsidiaries of the Company;

(xi)         the Leases;

(xii)        any Contract establishing a partnership, joint venture, or similar third party business enterprise, other than any such Contact solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(xiii)       (A) any written employment or independent contractor Contract that involves total consideration in excess of $100,000 (in each case with respect to which any party thereto has continuing obligations as of the date of this Agreement) with any current or former member of the Company Board or employee or independent contractor who is a natural person or consultant of the Company or any of its Subsidiaries, and (B) any collective bargaining agreement covering employees of the Company or any of its Subsidiaries;

(xiv)      any Contract obligating the Company or its Subsidiaries to manage any gaming assets on behalf of an unrelated third party;

(xv)       the CF Sale Agreement and any other Contract relating to or entered into in connection with the CF Sale or the CF Sale Agreement; and

(xvi)      all other Contracts that as of the date of this Agreement have been filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act that remain in effect as of the date of this Agreement.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, (i) each Material Contract is valid and binding on the Company or one of its Subsidiaries and is in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto (in each case subject to the Bankruptcy and Equity Exception), and (ii) neither the Company nor any of its Subsidiaries is in default under any Material Contract and no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company or any of its Subsidiaries under any such Material Contract. To the Knowledge of the Company, no other party to any Material Contract is in breach or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a breach or default by any such other party thereunder, except for such breaches and defaults which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has prior to the date of this Agreement received any written notice of termination or cancellation under any Material Contract, received any notice of breach or default under any Material Contract that has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract, except for such terminations, cancellations, breaches, or defaults that have not had and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent true, correct, and complete copies of all Material Contracts in effect as of the date of this Agreement.

Section 4.19.        Title to Property and Assets. Except with respect to matters related to Intellectual Property (which are addressed in Section 4.15) and real property (which are addressed in Section 4.20), the Company and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in, all of the material properties and material assets owned or leased by them, in each case, free and clear of all Liens, other than Permitted Liens.

Section 4.20.        Real Property.

(a)          Section 4.20(a) of the Company Disclosure Letter contains a true, complete, and correct list of the street address of each parcel of Owned Real Property as of the date of this Agreement. The Company or one of its Subsidiaries has good and fee simple title to each parcel of Owned Real Property, free and clear of any and all Liens, other than Permitted Liens. Neither the Company nor any Subsidiary of the Company is obligated under or a party to any sale agreement, option, right of first refusal, or other contractual right to sell, assign or dispose of any Owned Real Property or any portion thereof or interest therein.

(b)          Section 4.20(b) of the Company Disclosure Letter contains a true, complete, and correct list of the street address of each Leased Real Property, as of the date of this Agreement. The Company or one of its Subsidiaries has good leasehold title to each Leased Real Property, free and clear of any Liens, other than Permitted Liens.

(c)          As of the date of this Agreement, (i) neither the Company nor any Subsidiary of the Company has entered into any agreement to purchase, lease, or otherwise occupy any real property, other than the Owned Real Property and Leased Real Property, and (ii) none of the Owned Real Property or Leased Real Property has been leased, subleased, or licensed to any third Person.

(d)          The Owned Real Property and the Leased Real Property constitute all real property used in connection with the business of the Company and its Subsidiaries as of the date of this Agreement.

(e)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Property or the Leased Real Property.

(f)          Except as set forth on Section 4.20(f) of the Company Disclosure Letter, or as would not be reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, there are no material structural, electrical, mechanical, or other defects in any improvements located on any of the Owned Real Property or the Leased Real Property, each of the structures, equipment, and other tangible assets of the Company and its Subsidiaries utilized in their operations is in good and usable condition, subject to normal wear and tear and normal industry practice with respect to maintenance, and is adequate and suitable for the purposes for which it is presently being used.

(g)          To the Knowledge of the Company, Old 99 Property Group, LLC (“Old 99 Property Group”) owns the real property located at 16716 Aurora Avenue N. 98133, Shoreline WA and 16708 Aurora Avenue N. 98133, Shoreline WA. Pursuant to the terms of the Amendment to Lease Agreement and Early Exercise of Option to Extend Lease, dated January 8, 2015, between Old 99 Property Group, NG Washington II, LLC, and Drift On Inn, LLC, an Affiliate of Old 99 Property Group (“Drift On Inn”), Drift On Inn is required to limit its gaming activities on the aforementioned properties (other than pull tabs) to a maximum of one day per year until March 4, 2022, provided that if any form of electronic gaming is allowed in the State of Washington, Drift On Inn may expand its gaming activities to apply for, qualify for, and operate the maximum number of machines permitted by any application regulations.

Section 4.21.        Interested Party Transactions. As of the date of this Agreement, there are no Material Contracts, transactions, Indebtedness (except for advances for travel and other reasonable business expenses consistent with past practice) or other arrangement, or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of the Company, (b) any record holder or beneficial owner of five percent or more of the voting securities of the Company, or (c) any Affiliate or family member of any such officer, director, or record holder or beneficial owner on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.22.        Suppliers. Section 4.23 of the Company Disclosure Letter sets forth a true, complete, and correct list of the names of the 10 largest suppliers of the Company and its Subsidiaries, taken as a whole (based on the volume of purchases by the Company during each of the fiscal years ended April 30, 2017 and April 30, 2018. As of the date of this Agreement, no such supplier has terminated its relationship with the Company or its Subsidiaries or materially reduced or materially and adversely changed the terms of its business with the Company or any Subsidiary of the Company, or given written notice to the Company or any of its Subsidiaries that it intends to terminate its relationship with the Company or any of its Subsidiaries or materially reduce or materially and adversely change the terms of its business with the Company or any of its Subsidiaries.

Section 4.23.        Insurance. Except as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have insurance policies in full force and effect with financially responsible insurance companies with respect to its assets, properties, and business in such amounts, with such deductibles and against such risks and losses, as the Company believes to be customary for companies of similar size, in the geographic regions and in the respective businesses in which the Company and its Subsidiaries operate. Section 4.23 of the Company Disclosure Letter sets forth a true, complete, and correct list of all material insurance policies in force as of the date of this Agreement with respect to the Company and its Subsidiaries and their respective officers and directors (excluding policies providing benefits under the Plans). Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor its Subsidiaries has taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or material modification, of any such insurance policies. As of the date of this Agreement, neither the Company nor its Subsidiaries has received any written notice of cancellation or any other indication in writing that any such insurance policy will not be renewed or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder in any material respect, other than pursuant to the expiration of a term in accordance with the terms thereof.

Section 4.24.        Anti-Corruption and Trade Sanctions. Except for such matters as have not, since January 1, 2016, resulted in, and would not reasonably be expected to result in, a material Liability to or obligation of the Company and its Subsidiaries, taken as a whole:

(a)          The Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with applicable anti-corruption or anti-bribery Laws (collectively, “Anti-Corruption and Anti-Bribery Laws”).

(b)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Authority and relating to the Company’s or its Subsidiaries’ compliance with any Anti-Corruption and Anti-Bribery Laws, and to the Company’s Knowledge, there is no basis for any such audit, inspection, investigation, survey or examination of records by a Governmental Authority.

(c)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries has been or is now subject to any administrative, civil, or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging noncompliance with any Anti-Corruption and Anti-Bribery Laws, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation.

(d)          Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, their respective Affiliates, directors, officers, employees, agents, or other Representatives acting on behalf of the Company or any of its Subsidiaries, have directly or indirectly:

(i)          used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity;

(ii)         offered, promised, paid, or delivered any fee, commission, or other sum of money or anything of value, however characterized, to any finder, agent, or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise, or instrumentality, in the United States or any other country, that was illegal under any Anti-Corruption and Anti-Bribery Laws; or

(iii)        taken any action or made any omission in material violation of the United States, 18 USC 1956 and 1957 and the Bank Secrecy Act, the USA PATRIOT Act, and its implementing regulations, 31 USC 5311, et seq. and 31 CFR Chapter X.

Section 4.25.        Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.05, none of the information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the proxy statement to be sent to the Company Stockholders in connection with the Company Stockholders’ Meeting (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) will, on the date it or any amendment or supplement thereto is first mailed to the Company Stockholders, and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any Subsidiary of Parent, including Merger Sub) will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 4.26.        Opinion of Financial Advisor. The Company Board has received a written opinion of Rossoff & Company, LLC (the “Advisor”), dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to various qualifications and assumptions set forth therein, the consideration to be received by the Company Stockholders in the Merger is fair, from a financial point of view, to the Company Stockholders (other than Parent, Merger Sub, and their respective Affiliates). The Company will deliver or make available to Parent a true, correct, and complete copy of such opinion as soon as possible following the date of this Agreement.

Section 4.27.        Brokers. No Person other than the Advisor, the fees of which will be paid by the Company, is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Prior to the date of this Agreement, true, correct, and complete copies of all agreements with the Advisor were made available to Parent.

Section 4.28.       Anti-Takeover Laws. As of the date of this Agreement, assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 5.09, and subject to the Company Stockholder Approval, the Company Board has taken all action necessary under (i) the “acquisition of controlling interest” statutes set forth in NRS 78.378 through NRS 78.3793, inclusive, and (ii) the “combinations with interested stockholder” statutes set forth in NRS 78.411 through 78.444, inclusive (collectively, the “Nevada Takeover Statutes”), to ensure that the Nevada Takeover Statutes will not apply to this Agreement or the Merger. To the Knowledge of the Company, no other “business combination,” “fair price,” “moratorium,” “control share acquisition,” or other anti-takeover statute or regulation of any Governmental Authority (together with the Nevada Takeover Statutes, each, an “Anti-Takeover Law”) is applicable to this Agreement or the Merger.

Section 4.29.        NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS Article IV (WHICH INCLUDES THE COMPANY DISCLOSURE LETTER), NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WRITTEN OR ORAL. THE COMPANY HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY, WHETHER BY THE COMPANY, ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB, OR ANY OTHER PERSON OF ANY DOCUMENTATION OR OTHER WRITTEN OR ORAL INFORMATION BY THE COMPANY, ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON, AND EXCEPT IN THE CASE OF FRAUD, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PARENT, MERGER SUB, OR ANY OTHER PERSON RESULTING FROM SUCH DELIVERY OR DISCLOSURE, OR PARENT’S OR MERGER SUB’S USE OF ANY SUCH DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS, BUSINESS PLANS, OR OTHER MATERIALS MADE AVAILABLE TO PARENT OR MERGER SUB IN CERTAIN “DATA ROOMS,” OR MANAGEMENT PRESENTATIONS IN CONNECTION WITH THE NEGOTIATION, EXECUTION, OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS).

Article V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01.       Organization and Qualification. Parent is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Nevada. Merger Sub is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of the State of Nevada. Each of Parent and Merger Sub (a) is duly qualified or licensed to do business as a foreign limited liability company or corporation, as applicable, and is, to the extent applicable, in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, and (b) has the requisite limited liability company or corporate power and authority to own, operate, and lease its properties and assets and carry on its business as now conducted, except where the failure to be so qualified, licensed, or in good standing or have such limited liability company or corporate power and authority would not, individually or in the aggregate, reasonably be expected to prevent, materially impair, or materially delay the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.

Section 5.02.       Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not engaged in any business activities or conducted any operations other than in connection with the Transactions and will have no assets, liabilities, or obligations other than those contemplated by this Agreement. The authorized capital stock of Merger Sub consists of 75,000 shares of common stock, par value $0.00 per share, of which 1,000 shares are issued and outstanding. All such issued and outstanding shares of capital stock of Merger Sub are, and as of the Effective Time will be, owned of record and beneficially by Parent.

Section 5.03.       Authority; Validity and Effect of Agreements. Each of Parent and Merger Sub has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement, the Escrow Agreement, and all other agreements and documents contemplated hereby to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. Other than the adoption of this Agreement by Parent as the stockholder of Merger Sub (which will be effected immediately following execution of this Agreement), the execution, delivery, and performance by each of Parent and Merger Sub of this Agreement, and the consummation of the Transactions have been duly and validly authorized by all requisite limited liability company or corporate action on behalf of each of Parent and Merger Sub and no other limited liability company or corporate proceedings on the part of either of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution, and delivery by the Company and any other parties hereto or thereto, constitutes a legal, valid, and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.04.        No Conflict; Required Filings and Consents.

(a)          The execution and delivery by each of Parent and Merger Sub of this Agreement, the Escrow Agreement, and all other agreements and documents contemplated hereby to which it is a party, and the consummation by each of Parent and Merger Sub of the Transactions do not and will not, directly or indirectly (with or without notice or lapse of time or both), and the compliance by each of Parent and Merger Sub with its obligations hereunder and thereunder will not, directly or indirectly (with or without notice or lapse of time or both), (i) result in a violation or breach of or conflict with the article of organization, operating agreement, articles of incorporation, bylaws, or other organizational documents, as applicable, of either of Parent or Merger Sub, (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations, filings, and other actions described in Section 5.04(b) below, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound, (iii) result in a violation or breach or conflict with any provision of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any right of purchase, termination, amendment, acceleration, or cancellation) under, or result in the loss of any benefit under, or result in the triggering of any payments pursuant to, any of the terms, conditions, or provisions of any material Contract to which Parent, Merger Sub, or any of their respective Subsidiaries is a party or by which any of their respective properties or assets may be bound, or (iv) result in the creation of a Lien on any property or asset of Parent or Merger Sub or any of their respective Subsidiaries, except, with respect to clauses (ii), (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair, or material delay the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.

(b)          No consent, approval, Order, or authorization of, or registration, qualification, designation or filing with or notification to, any Governmental Authority is required on the part of any of Parent and Merger Sub in connection with the execution, delivery, and performance of this Agreement or the consummation by Parent and Merger Sub of the Transactions, other than (i) (A) the applicable requirements of the Exchange Act and state securities, takeover and “blue sky” Laws, (B) the applicable requirements of the NYSE, (C) such filings and other actions as are necessary to obtain all required Gaming Approvals as set forth on Section 4.06(b) of the Company Disclosure Letter, and (D) the filing with the Secretary of State of the State of Nevada of the Articles of Merger pursuant to the NRS, and (ii) such other consents, approvals, Orders, authorizations, registrations, qualifications, designations, filings, or notifications that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent, materially impair, or materially delay the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.

Section 5.05.        Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date it or any amendment or supplement thereto is first mailed to the Company Stockholders, and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any Subsidiary of the Company) will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement.

Section 5.06.       Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, including Merger Sub, or any of its or their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair, or materially delay the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions. Neither Parent nor any of its Subsidiaries is subject to any Order of any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair, or materially delay the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.

Section 5.07.        Brokers. No Person is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.08.        Financing. Prior to the date of this Agreement, Parent has provided to the Company true, correct, and complete executed copies of all documents relating to all financing needed by Parent to consummate the Transactions (the “Financing”), including (i) the equity commitment letter from the Equity Financing Source in effect as of the date of this Agreement (the “Equity Commitment Letter”) to provide equity financing in an aggregate amount set forth therein (the “Equity Financing”), and (ii) the debt commitment letter from Nevada State Bank (the “Lender”) in effect as of the date of this Agreement and all engagement letters, fee letters, and other contracts and arrangements associated therewith (provided that the provisions in any such engagement letter, fee letter, and other contract or arrangement related solely to fees and the economic terms of the “market flex” sections thereof agreed to by the parties may be redacted (none of which redacted provisions will adversely affect the availability of, or impose conditions on, the availability of the Debt Financing at the Closing) (such commitment letters and related term sheets, together with all exhibits, annexes, schedules and attachments thereto and each such fee letter, engagement letter and other contract and arrangement associated therewith, in each case as amended or otherwise modified only to the extent permitted by this Agreement, collectively, the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Financing Commitments”), pursuant to which the Lender has agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided to Parent, debt financing in an aggregate amount set forth therein (the “Debt Financing”). As of the date of this Agreement, (a) the Financing Commitments have not been amended, restated, or otherwise modified, (b) no such amendment, restatement, or other modification is contemplated, and (c) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated, reduced, replaced, or rescinded in any respect, and no such withdrawal, termination, reduction, replacement, or rescission is contemplated. As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid, and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, except in each case subject to the Bankruptcy and Equity Exception. Other than the Financing Commitments, Parent has not entered into any side letters, contracts, or other arrangements (that have not been provided to the Company) pursuant to which any Person has the right to modify or amend or supplement the terms or conditions of the Financing contemplated by the Financing Commitments. There are no conditions precedent or contingencies (including pursuant to any “market flex” provisions in the related fee letters or otherwise) related to the funding of the full amount of the Financing, other than the conditions precedent to such funding that are expressly set forth in the Financing Commitments. As of the date of this Agreement, Parent has no reason to believe that any of the conditions precedent to the Financing will not be timely satisfied or that the Financing will not be available to Parent on the Closing Date. No event has occurred and no circumstance exists which, with or without notice or lapse of time or both, would (or could reasonably be expected to) (1) constitute a default or breach on the part of Parent under any of the Financing Commitments, or (2) constitute or result in a failure to satisfy any condition precedent set forth in the Financing Commitments. The aggregate proceeds contemplated to be provided under the Financing Commitments and other commitments obtained by Parent will be sufficient to (A) fund the Merger Consideration and any other amounts required to be paid pursuant to Article III, and (B) pay any and all fees and expenses required to be paid by Parent in connection with the Merger and the Financing, in each case on the Closing Date. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement pursuant to the Financing Commitments. Parent acknowledges that it is not a condition to Closing or any of its other obligations under this Agreement for Parent to obtain financing for or in connection with the Transactions.

Section 5.09.       Ownership of Shares. Each of Parent, Merger Sub, and the other Affiliates of Parent is not, nor at any time during the last two years has been, an “interested stockholder” (as defined in NRS 78.423) of the Company. Neither Parent nor Merger Sub nor any of Parent’s or Merger Sub’s respective Affiliates owns (directly or indirectly, beneficially or of record) any Company Shares or holds any rights to acquire or vote any Company Shares, except pursuant to this Agreement, except that Eric Persson individually owns 1,790 Company Shares.

Section 5.10.       Licensability. None of the Parent, Merger Sub, nor any of their respective officers, directors, partners, managers, members, principals, or Affiliates that will be included in the process of determining the suitability of Parent or Merger Sub for a Gaming Approval by a Gaming Authority, or, to the Parent’s Knowledge, any holders of Parent’s capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the “Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. Parent, Merger Sub, and each of their respective Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates, or manages gaming facilities. Following consultation with Parent’s legal and regulatory advisors, to the Parent’s Knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, rejection, revocation, limitation, conditioning, or suspension of a Gaming Approval of any of the Licensed Parties, (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Transactions, or (iii) unreasonably delay approval of the Transactions contemplated by this Agreement.

Section 5.11.       Acknowledgment of Parent and Merger Sub. Each of Parent and Merger Sub acknowledges and agrees that (a) Parent and Merger Sub have conducted their own independent investigation and analysis of the business, results of operations, prospects, condition (financial or otherwise), and assets of the Company and its Subsidiaries, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose, (b) Parent and Merger Sub understand and agree to Section 4.29, and (c) in making their decision to enter into this Agreement and to consummate the Transactions, Parent and Merger Sub have relied solely upon their own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in Article III (including the related portions of the Company Disclosure Letter).

Article VI.
ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.01.        Conduct of the Company and the Company’s Subsidiaries.

(a)          From the date of this Agreement until the earliest of the Effective Time or the termination of this Agreement in accordance with its terms, except as required or otherwise expressly permitted or contemplated by this Agreement (including the CF Sale and the other transactions contemplated by the CF Sale Agreement), as required by Law, as set forth in Section 6.01(a) of the Company Disclosure Letter, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and shall use its reasonable best efforts to (i) preserve substantially intact the assets and business organization of the Company and its Subsidiaries, (ii) preserve in all material respects the current beneficial relationships of the Company and its Subsidiaries with any Persons (including suppliers, partners, contractors, distributors, sales representatives, customers, licensors, licensees and Governmental Authorities) with which the Company or any of its Subsidiaries has material business relations, and (iii) keep available in all material respects the services of the present officers and key employees of the Company and its Subsidiaries; provided, however, that no action taken by the Company or its Subsidiaries with respect to matters specifically addressed by Section 6.01(b) shall be deemed a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).

(b)          From the date of this Agreement until the earliest of the Effective Time or the termination of this Agreement in accordance with its terms, except as required or otherwise expressly permitted or contemplated by this Agreement (including the CF Sale and the other transactions contemplated by the CF Sale Agreement), as required by Law as set forth in Section 6.01(b) of the Company Disclosure Letter, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i)          amend (A) the Company Certificate or Company Bylaws or any other comparable organizational documents of the Company, or (B) any of the organizational documents of any Subsidiary of the Company;

(ii)         (A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other ownership interest of the Company or any of its Subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments, or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue Company Shares solely upon the exercise or settlement of Company Equity Awards issued under the Company Equity Plans that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement; (B) adjust, split, combine, subdivide, or reclassify any Company Securities; (C) enter into any Contract with respect to the sale, voting, registration, or repurchase of Company Shares or any other Company Securities; or (D) except as required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of any Company Equity Plan in effect on the date of this Agreement), any provision of the Company Equity Plans or any agreement evidencing any outstanding Company Stock Option, Company Restricted Shares, or any similar or related Contract;

(iii)        directly or indirectly acquire or agree to acquire in any transaction (including by merger, consolidation, or acquisition of stock or assets) the equity interest in, or properties or assets of, any Person or division or business of any Person (other than a wholly-owned Subsidiary of the Company), except in any such case (A) in the ordinary course of business consistent with past practice, (B) to the extent contemplated by the Company’s current annual capital plan (a copy of which has been made available to Parent (the “Current Annual Capital Plan”), or (C) pursuant to Contracts in force at the date of this Agreement;

(iv)        sell, pledge, dispose of, transfer, abandon, allow to lapse, or expire, lease, license, mortgage, or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien), any properties, rights or assets (including Company Securities), except (A) transfers among the Company and its wholly-owned Subsidiaries, (B) dispositions of obsolete or other assets not used in or not material to the Company or its Subsidiaries, (C) pursuant to Contracts in force at the date of this Agreement, and (D) in connection with the CF Sale;

(v)         sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage, or otherwise encumber or subject to any Lien (other than a Permitted Lien), any material Company Intellectual Property other than in the ordinary course consistent with past practice;

(vi)        declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property, or otherwise, in respect of the Company Shares or any other Company Securities, other than dividends by any direct or indirect Subsidiary of the Company only to the Company or any wholly owned Subsidiary of the Company, or redeem, repurchase, or otherwise acquire any of the Company Shares;

(vii)       except as required pursuant to applicable Law or as required pursuant to any Plan or other Contract in accordance with its terms as in effect on the date of this Agreement, (A) increase in any material respect the compensation of any of its directors, officers or employees, except for any increases in compensation that are in the ordinary course of business consistent with past practice and not to exceed 10% in the aggregate; (B) enter into, establish, amend or terminate, or increase any compensation or benefits under, any employment (other than offer letters to new hires which are terminable at will with no payment of severance), consulting, compensation plan, policy, agreement, or arrangement; (C) grant any severance or termination benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, other than severance or termination pay in the ordinary course of business consistent with past practice for terminated employees in exchange for a general release of claims or other customary covenants; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, material compensation or benefits under any Plan; (E) enter into, establish, amend or terminate any Plan, policy, agreement, or arrangement with, for or in respect of, any stockholder, director, officer, other employee, consultant or Affiliate of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice; or (F) enter into any, or amend any existing, collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(viii)      effect any material reduction in force, lay-off, or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries;

(ix)         incur, create, assume, or otherwise become liable for any Indebtedness (including the issuance of any debt security and the assumption or guarantee of obligations of any Person), other than advances of expenses to employees in the ordinary course of business consistent with past practice;

(x)          make any material changes in financial accounting methods, principles, or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(xi)         release, assign, compromise, settle, or agree to settle any Action or claim in respect of any threatened Action that (A) relates to this Agreement or Transactions, (B) involves the payment of monetary damages by the Company or its Subsidiaries in excess of $50,000 in the aggregate, or (C) contemplates, with respect to any non-monetary terms and conditions, any actions that would have a material effect on the continuing operations of the Company and Subsidiaries;

(xii)        (A) make, change or revoke any material Tax election or adopt or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), (C) settle or compromise any material Liability with respect to Taxes or surrender any claim for a refund of a material amount of Taxes, (D) file any amended Tax Return, or (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes;

(xiii)       make or commit to any capital expenditures in excess of $100,000 in the aggregate that (A) involve the purchase of real property, or (B) are not budgeted for in the Company’s Current Annual Capital Plan;

(xiv)      (A) enter into any Material Contract or terminate any Material Contract, (B) materially modify, amend, waive any right under or renew any Material Contract, other than in the ordinary course of business consistent with past practice, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its Subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the consummation of the Transactions, provided that nothing in this Section 6.01(b)(xiv) shall preclude the Company or its Subsidiaries from entering into Material Contracts with customers or suppliers in the ordinary course of business consistent with past practice;

(xv)       make any investment (by contribution to capital, property transfers, purchase of securities, or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) in excess of $25,000 in the aggregate to, any Person other than a direct or indirect wholly-owned Subsidiary of the Company;

(xvi)      enter into, amend or cancel any insurance policies other than (A) in the ordinary course of business consistent with past practice, or (B) with respect to any request for a quote or proposal for any directors’ and officers’ liability insurance to be obtained pursuant to Section 6.06;

(xvii)     merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation;

(xviii)    enter into any material line of business in any geographic area, other than the current lines of business of the Company and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof; or

(xix)       authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing actions.

Section 6.02.        Company Proxy Statement; Company Stockholders’ Meeting.

(a)          The Company shall prepare and file with the SEC, as soon as reasonably practicable after the date of this Agreement, the Proxy Statement in preliminary form; provided that the Company shall provide Parent and its counsel a reasonably opportunity to review the preliminary Proxy Statement in advance of the filing thereof with the SEC and consider in good faith any comments reasonably proposed by Parent and its counsel. The Parent and Merger Sub shall cooperate with the Company in the preparation of the Proxy Statement, and shall provide the Company with the information concerning Parent, Merger Sub, and their respective Affiliates required to be included in the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable following the receipt of confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing the Parent a reasonable opportunity to review and comment thereon. Each of Parent and the Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement or any amendment or supplement thereto is first mailed to the Company Shareholders, and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the adoption of this Agreement by the Company Stockholders, any information relating to the Company or any of its Affiliates, directors, or officers is discovered by the Company, or any information relating to Parent or Merger Sub or any of their respective Affiliates, directors, or officers is discovered by Parent, and such information is required to be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and (subject to the comment and review procedures set forth in clause (iii) below) an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by Law, disseminated to the Company Stockholders. The Company shall (i) as promptly as reasonably practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any material oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments, and (iii) consider in good faith any comments reasonably proposed by Parent and its counsel (it being understood that Parent and its counsel shall provide any comments thereon as promptly as practicable (but in no event later than two Business Days after being asked to comment thereon)); provided, however, that the foregoing shall not apply with respect to any disclosures or statements related to any Acquisition Proposal, Superior Proposal, or Adverse Recommendation Change.

(b)          Subject to the terms and conditions of this Agreement, as promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company Stockholders, the Company shall take all actions necessary in accordance with applicable Law, Orders, the Company Certificate and the Company Bylaws to duly call, give notice of, convene and hold (on a date selected by the Company and reasonably acceptable to Parent) a special meeting of the Company Stockholders (the “Company Stockholders’ Meeting”) solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company shall, through the Company Board, make the Company Board Recommendation, include such Company Board Recommendation in the Proxy Statement, and solicit proxies from Company Stockholders in favor of and use its reasonable best efforts to obtain the Company Stockholder Approval and otherwise secure the vote or consent of the Company Stockholders as required by the rules of the NYSE, the NRS, or other applicable Law to effect the Merger, except to the extent that the Company Board shall have effected an Adverse Recommendation Change as permitted by Section 6.04. The Company shall give Parent no less than 10 Business Days’ advance notice (or such shorter period of time as notice is provided to NYSE) of the date which shall be set as the “record date” for the Company Stockholders eligible to vote at the Company Stockholders’ Meeting. The Company may, without the prior consent of Parent, make one or more successive postponements or adjournments of the Company Stockholders’ Meeting (i) to ensure that any supplement or amendment to the Proxy Statement required under applicable Law is timely provided to Company Stockholders within a reasonable amount of time, in the good faith judgment of the Company Board (after consultation with its outside counsel), in advance of the Company Stockholders’ Meeting, (ii) if, on a date for which the Company Shareholders’ Meeting is scheduled, there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (iii) if required by applicable Law or a request from the SEC or its staff, or (iv) if, on a date for which the Company Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Stockholder Approval, whether or not a quorum is present; provided that the duration of any such adjournment or postponement shall be limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement. All other postponements or adjournments shall require the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed). The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held, and conducted, and that all Persons solicited in connection with the Company Stockholders’ Meeting are solicited, in compliance with all applicable Laws and Orders.

Section 6.03.        Access to Information; Financing Cooperation; Confidentiality.

(a)          Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company will, and will cause its Subsidiaries to, and will use reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, (i) give to Parent, Merger Sub, and their authorized Representatives (including, subject to Section 6.03(d), the Financing Sources) reasonable access during normal business hours, and in a manner as shall not unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, to the offices, properties, plants and other facilities, employees, agents, assets, books and records of the Company or any of its Subsidiaries, and (ii) furnish to Parent, Merger Sub, and their authorized Representatives (including, subject to Section 6.03(d), the Financing Sources) such existing financial and operating data (including Tax Returns and records) and other existing information as such Persons may reasonably request.

(b)          From the date of this Agreement until the Effective Time, the Company will, and will cause its Subsidiaries, and will use its reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, provide Parent with all cooperation reasonably requested by Parent in connection with the Debt Financing (provided, that such requested cooperation is consistent with applicable Laws and does not unreasonably interfere with the operations of the Company and its Subsidiaries), including using reasonable best efforts to: (i) deliver to Parent such financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing; (ii) cause the Company’s and its Subsidiaries’ senior officers and other Representatives to participate in a reasonable number of meetings, presentations, and road shows with rating agencies; (iii) assist with the preparation of customary offering documents, lender presentation materials, road show materials, rating agency materials, and other similar documents and materials in connection with the Debt Financing and provide reasonable and customary authorization letters related thereto; (iv) assist Parent in obtaining (A) accountants’ audit opinions and comfort letters with respect to financial statements and other financial information for the Company and its Subsidiaries for inclusion in any offering memorandum or other marketing documents or offering materials in respect of the Debt Financing and (B) customary closing legal opinions to the extent required under the Debt Financing (provided, that with respect to legal opinions, the obligations of the Company hereunder shall be limited to assisting in the preparation thereof); and (v) execute and deliver at Closing any definitive financing documents and other certificates or documents as may be reasonably requested by Parent; provided, however, that, (1) until the Effective Time occurs, neither the Company nor any of its Subsidiaries will (A) have or assume any Liability under any credit agreement, pledge or security documents, or any related document or any other agreement, certificate, or document related to the Debt Financing, or (B) be required to pay, incur, or assume any other Liability (including any commitment or other similar fee) in connection with the Debt Financing unless reimbursed or reasonably satisfactorily indemnified by Parent, (2) the pre-Effective Time Company Board and the directors, managers, or members of the Subsidiaries of the Company shall not be required to adopt resolutions approving the agreements, documents, and instruments pursuant to which the Debt Financing is obtained in each case prior to the Closing, and (3) none of the Company or its Subsidiaries shall be required to take any corporate actions prior to the Effective Time to permit the consummation of the Debt Financing. The Company hereby consents to the use of all of its and its Subsidiaries’ logos solely in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and will comply with the Company’s and its Subsidiaries’ usage requirements to the extent made available to Parent prior to the date of this Agreement.

(c)          Notwithstanding anything in this Section 6.03 to the contrary, the Company may withhold any document or information the disclosure of which (i) would reasonably be expected to conflict with, violate, breach or otherwise contravene any applicable Law or Contract, or (ii) would be reasonably likely to risk a loss of legal privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by the Company pursuant to the immediately preceding sentence, it will, to the extent possible without violating any Law or Contract or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. All information obtained by Parent or its Representatives pursuant to this Section 6.03 will be held confidential in accordance with the terms of the Mutual Non-Disclosure Agreement, dated June 6, 2018 (the “Confidentiality Agreement”), between the Company and 888 Gaming LLC; provided that nothing herein or in the Confidentiality Agreement will prevent Parent or its Financing Sources from using all information obtained pursuant to Section 6.03(b) as necessary and appropriate to consummate the Financing (including disclosure to rating agencies and prospective lenders as required in connection with the Debt Financing), so long as such Financing Sources, rating agencies, and prospective lenders have agreed to maintain the confidentiality of all such information pursuant to customary confidentiality undertakings.

(d)          Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable fees, costs, and expenses (including (i) reasonable attorneys’ fees and expenses, and (ii) reasonable fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing incurred by the Company or any of its Subsidiaries or any of their respective Representatives in connection with the Financing, including the cooperation of the Company or any of its Subsidiaries or any of their respective Representatives contemplated by this Section 6.03 and the compliance by the Company or any of its Subsidiaries or any of their respective Representatives with its obligations under this Section 6.03, and shall indemnify and hold harmless the Company, its Subsidiaries, and other Affiliates, and their respective Representatives from and against any and all losses, damages, claims, costs, or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, including compliance by the Company or any of its Subsidiaries or any of their respective Representatives with its obligations under this Section 6.03. Nothing contained in this Section 6.03 or otherwise shall require the Company or any of its Subsidiaries to be an issuer or obligor with respect to the Financing prior to the Closing.

(e)          Parent acknowledges and agrees that it is not a condition to the Closing under this Agreement for Parent to obtain the Financing or any Alternative Financing. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.02(b) as it applies to the Company’s obligations under this Section 6.03, shall be deemed satisfied unless the Company or any of its Subsidiaries have knowingly and willfully breached in any material respect any of their respective obligations under this Section 6.03 and such breach has been a material cause of the Financing not being obtained.

Section 6.04.        No Solicitation.

(a)          The Company shall, and shall cause its Subsidiaries to, and will instruct its Representatives to, immediately (i) cease and terminate, or cause to be terminated, any and all discussions, solicitations, knowing encouragements or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to an Acquisition Proposal, (ii) terminate all physical and electronic data room access previously granted to any such Person or its Representatives, and (iii) request (or, to the extent the Company is contractually permitted to do so, require) the return or destruction of all copies of confidential information previously provided to such Persons by or on behalf of the Company, its Subsidiaries or Representatives. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.01(a), subject to Section 6.04(b), the Company shall not, and shall cause its Subsidiaries not to, and will instruct its Representatives not to, directly or indirectly, (A) solicit, initiate, cause, knowingly facilitate, or encourage (including by way of furnishing information) the submission of any inquiries, proposals, or offers that constitute or would reasonably be expected to lead to any Acquisition Proposal, or engage in any discussions or negotiations with respect thereto, or (2) enter into any merger agreement, agreement-in-principle, letter of intent, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar agreement relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), and (B) (1) withdraw, modify, or qualify in a manner adverse to Parent or Merger Sub the Company Board Recommendation or the approval or declaration of advisability by the Company Board of this Agreement and the Transactions (including the Merger), or (2) approve or recommend, or resolve to or publicly propose to approve or recommend, any Acquisition Proposal (any action described in clause (1) or (2) being referred to as an “Adverse Recommendation Change”).

(b)          Notwithstanding anything to the contrary contained in Section 6.04(a), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (i) the Company has received from a third party a written, bona fide Acquisition Proposal, (ii) a material breach by the Company of this Section 6.04 has not contributed to the making of such Acquisition Proposal, (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, then the Company may, subject to clauses (x), (y), and (z) below, (A) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal, and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company (x) will not, and will instruct its Representatives not to, disclose any non-public information to such Person unless the Company first enters into an Acceptable Confidentiality Agreement with such Person, (y) will promptly (and in any event within 24 hours) provide to Parent notice of its intention to enter into such Acceptable Confidentiality Agreement, and (z) will provide to Parent prior to or substantially concurrent with the time it is provided to such Person any non-public information not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 6.04(a) or in this Section 6.04(b), the Company may, following the receipt of an Acquisition Proposal or an inquiry, proposal, or request for information that may reasonably be expected to lead to an Acquisition Proposal, contact the Person that has made such Acquisition Proposal, inquiry, proposal, or request to clarify the terms and conditions thereof solely to the extent necessary to enable the Company Board to determine whether such Acquisition Proposal, inquiry, proposal, or request constitutes or is reasonably likely to lead to, or result in, a Superior Proposal, and to inform such Person of the provisions of this Section 6.04.

(c)          From and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company shall promptly (and in any event within 48 hours) notify Parent, orally and in writing, in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information in contemplation of an Acquisition Proposal relating to the Company or any of its Subsidiaries, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent promptly (and in any event within 48 hours) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry, or request (or, where such Acquisition Proposal is not in writing, a written description of the Company’s understanding of the material terms and conditions of such Acquisition Proposal, indication, inquiry, or request), including any modifications thereto. The Company shall keep Parent informed (orally and in writing) on a current basis (and in any event no later than 48 hours after the occurrence of any material changes, developments, discussions, or negotiations) of the status of any Acquisition Proposal, indication, inquiry, or request (including the material terms and conditions thereof and of any material modification thereto), and any developments, discussions, and negotiations, including furnishing copies of any written inquiries, correspondence, and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal in accordance with Section 6.04(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall not, and shall cause its Subsidiaries not to, terminate, waive, amend, or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is or becomes a party, except where the Company Board determines in good faith after consultation with its outside counsel, that the failure to do so would be inconsistent with its fiduciary duties.

(d)          Notwithstanding anything in Section 6.04(a) to the contrary, if (i) the Company receives from a third party a written, bona fide Acquisition Proposal, (ii) a material breach by the Company of this Section 6.04 has not contributed to the making of such Acquisition Proposal, and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including pursuant to clause (II) below, the Company Board may at any time prior to obtaining the Company Stockholder Approval, if it determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, (x) effect an Adverse Recommendation Change and/or (y) terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Company Termination Fee to Parent in immediately available funds; provided, further, however, that the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (I) the Company shall have provided prior written notice to Parent, at least three Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided to Parent a copy of any proposed definitive agreement(s) with respect to such Superior Proposal (the “Alternative Acquisition Agreement”), (II) if requested in writing by Parent, prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall instruct its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments proposed by Parent to the terms and conditions of this Agreement, and (III) following any negotiation described in the immediately preceding clause (II), if any, such Acquisition Proposal continues to constitute a Superior Proposal. In the event of any material revisions to the terms of an Acquisition Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.04(d) with respect to such new written notice; provided, however, that, in any such case, the Notice Period shall be two Business Days instead of three Business Days, and the Notice Period shall be deemed to have re-commenced on the date of such new notice.

(e)          Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to the Company Stockholders), or (ii) making any “stop look and listen” or similar communication to the Company Stockholders of the type contemplated by Rule 14d-9 under the Exchange Act (or any similar communications to the Company Stockholders); provided, however, that any action taken or disclosure made under this Section 6.04(e) shall not limit or modify the effect that any such action or disclosure may have under any other provision of this Agreement. A “stop look and listen” communication, in and of itself, or a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(f)          The Company shall not take any action to exempt any Person (other than Parent, Merger Sub, and their respective Affiliates) from the provisions of “control share acquisitions” contained in any Anti-Takeover Law or otherwise cause such restrictions not to apply, in each case unless such actions are taken simultaneously with a termination of this Agreement pursuant to Section 8.01(h).

Section 6.05.        Employee Matters.

(a)          From the Effective Time until the first anniversary of the Closing Date (or if earlier, the date of the Company Employee’s termination of employment with the Surviving Corporation or Parent or any Affiliate thereof), the Surviving Corporation shall use its best efforts to cause the following to be provided to employees of the Company and its Subsidiaries as of the Effective Time (the “Company Employees”): (i) base salary or hourly wage rates, as applicable, that are no less favorable than the Company Employees’ base salary or hourly wage rates, as applicable, in effect immediately prior to the Effective Time, (ii) employee benefits that are substantially comparable to the employee benefits provided to the Company Employees as of immediately prior to the Effective Time, excluding for purposes of this comparison any equity-based compensation, defined benefit plans, retiree medical benefits, and change of control, sale or similar bonuses provided by the Company and its Subsidiaries prior to the Effective Time, and (iii) severance benefits in amounts and on terms and conditions that are no less favorable than those provided to Company Employees immediately prior to the Effective Time.

(b)          The Surviving Corporation shall use its best efforts to cause the compensation and benefit plans (other than equity-based benefits or arrangements, defined benefit pension benefits, and nonqualified deferred compensation benefits) maintained by Parent, the Surviving Corporation, or their Affiliates for the Company Employees after the Effective Time to treat the service of the Company Employees with the Company and its Subsidiaries attributable to any period before the Effective Time as service rendered to Parent, the Surviving Corporation or their Affiliates following the Effective Time for purposes of eligibility and vesting (and benefits accrual solely for purposes of vacation and severance) under all compensation and benefit plans, to the extent such service was credited under a similar or comparable Plan immediately prior to the Effective Time; provided that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit.

(c)          Effective as of the Effective Time, the Surviving Corporation shall use its best efforts to establish or maintain, or cause to be established or maintained, one or more group health plans which shall cover all Company Employees and dependents. The Surviving Corporation shall waive (or cause to be waived) any pre-existing condition requirements, evidence of insurability provisions, waiting period requirements, or any similar provisions for any Company Employees under any medical, dental, disability, or life insurance plan maintained or sponsored by or contributed to by Parent, the Surviving Corporation or its Affiliates for the Company Employees after the Effective Time to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Plan immediately prior to Effective Time. The Surviving Corporation shall apply toward any deductible requirements and out-of-pocket maximum limits under any plans maintained or sponsored by or contributed to by Parent, the Surviving Corporation or its Affiliates for the Company Employees after the Effective Time amounts paid (or accrued) by each Company Employee under the comparable Plans during the calendar year in which the Closing occurs.

(d)          Parent shall inform the Company 30 days prior to the Closing Date if it wishes to continue the employment following the Closing of any of the officers listed on Section 6.05(d) of the Company Disclosure Letter (any officer selected by Parent to continue his employment shall hereinafter be referred to as a “Continuing Officer”). The Company shall cooperate with Parent in its efforts to negotiate new employment arrangements with any Continuing Officers to be effective as of the Closing. Any officer listed on Section 6.05(d) of the Company Disclosure Letter that is not a Continuing Officer and any Continuing Officer that is unable to negotiate a mutually agreeable new employment arrangement with Parent, shall resign at Closing and receive (i) the change in control severance amounts due under his employment agreement with the Company as in effect on the date of this Agreement, which shall be paid in a lump sum at Closing, and (ii) continuation health and other benefits for a period of one year following the effective date of termination in accordance with the terms of his employment agreement.

(e)          Parent, the Company, and the Surviving Corporation acknowledge and agree that all provisions contained in this Section 6.05 are included for the sole benefit of the respective Parties and shall not create any right in any other Person, including any Company Employee. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Section 6.05 shall (i) be treated as an amendment or establishment of any particular Plan or any other benefit or compensation arrangement of Parent, the Surviving Corporation or their respective Affiliates, (ii) give any third party any right to enforce the provisions of this Section 6.05, or (iii) require Parent, the Surviving Corporation or any of their respective Affiliates to (A) maintain any particular Plan, or (B) retain the employment of any particular employee for any period of time.

Section 6.06.        Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.

(a)          To the fullest extent permitted by applicable Law, Parent shall cause the Surviving Corporation to honor all of all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Company Certificate or Company Bylaws, in each case, as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date of this Agreement, accurate and complete copies of which have been made available to Parent and are listed in Section 6.06(a) of the Company Disclosure Letter, including provisions relating to the advancement of expenses incurred in the defense of any Action or as permitted under applicable Law. Parent’s obligation under this Section 6.06(a) shall survive the Merger and shall remain in full force and effect for a period of not less than six years after the Effective Time.

(b)          For six years following the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend, and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments, and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the Transactions), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments, and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that Parent and the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c)          In addition to the Surviving Corporation’s indemnification obligations pursuant to Section 6.06(a) and Section 6.06(b) above, prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Party with coverage for not less than six years following the Effective Time with at least the same coverage and amounts and containing terms and conditions no less favorable to the Indemnified Parties than the terms of the directors’ and officers’ liability insurance policy currently maintained by the Company (a true, correct, and complete copy of which has been delivered to Parent) (the “D&O Insurance”) in respect of actions or omissions of such officers and directors prior to the Effective Time in their capacities as such; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend more than 300% of the current annual premium paid by the Company for such policy to purchase the “tail” policy (the “Maximum Amount”); provided, further, however, that if the amount of the annual premiums necessary to procure such insurance coverage exceeds the Maximum Amount, Parent shall spend up to the Maximum Amount to purchase such lesser coverage as may be obtained with such Maximum Amount.

(d)          The obligations of Parent and the Surviving Corporation under this Section 6.06 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.06 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.06 applies shall be third party beneficiaries of this Section 6.06, each of whom may enforce the provisions of this Section 6.06).

(e)          The Surviving Corporation and its successors and assigns (each, an “Indemnifying Party”) shall not (i) consolidate with or merge into any other Person if it shall not be the continuing or surviving corporation or other entity of such consolidation or merger, or (ii) transfer all or majority of its properties and assets to any individual, corporation, or other entity, unless, and in each such case, prior to the consummation of any such transaction (x) proper provisions shall be made so that the successors and assigns of such Indemnifying Party shall assume all of the obligations set forth in this Section 6.06 and (y) if upon or following any such merger, consolidation, or sale of assets, any Indemnifying Party is or becomes a direct or indirect Subsidiary of another Person, the ultimate parent entity of such Indemnifying Party shall guaranty the obligations of such Indemnifying Party pursuant to this Section 6.06. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise.

Section 6.07.        Further Action; Efforts; Regulatory Approvals.

(a)          Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which the Company or any of its Subsidiaries is a party as may be necessary or appropriate for the consummation of the Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Transactions, provided, however, the Company shall not, without the prior written consent of Parent, proffer or agree to grant or make any material concession or incur or assume any additional material Liability with any Contract counterparty or any of its Affiliates in order to obtain any consent sought under any Contract. Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Party shall, as promptly as practicable, use its reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper, or advisable under applicable Law to consummate the Transactions. In furtherance and not in limitation of the foregoing, each Party shall (i) as promptly as practicable after the date hereof, use reasonable best efforts to obtain all Gaming Approvals to permit the Parties to consummate the Transactions, or necessary to permit Parent to own and operate the Company, (ii) make or cause to be made all necessary filings, and thereafter make or cause to be made any other required submissions with respect to this Agreement and the Transactions, (iii) schedule and attend (or cause to be scheduled and attended) any hearings or meetings with Gaming Authorities necessary to obtain the Gaming Approvals as promptly as possible and (iv) comply with the terms and conditions of any and all of the foregoing as necessary to obtain the Gaming Approvals, and (v) cooperate and consult with each other in (A) determining which other filings, if any, are required to be made prior to the Effective Time with, and which material consents, approvals, permits, notices, or authorizations, if any, are required to be obtained prior to the Effective Time from Governmental Authorities in connection with the execution and delivery of this Agreement and related agreements and consummation of the Transactions, and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices, or authorizations.

(b)          In connection with, and without limiting, the efforts referenced in Section 6.07(a), each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) subject to applicable Laws, supply the other with any information that may be reasonably required in connection with the foregoing, (iii) keep the other party reasonably informed of any communication received by such Party from, or given by such Party to, any Gaming Authority or any other Governmental Authority, and of any communication received or given in connection with any proceeding by a private party, in each case regarding the Transactions, and (iv) permit the other Party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, a Gaming Authority or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by a Gaming Authority or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences.

(c)          In furtherance and not in limitation of the covenants of the Parties contained in Section 6.07(a) and Section 6.07(b), but subject to the provisions of Section 6.07(a), if any objections are asserted with respect to the Transactions under any Gaming Law or other applicable Law or if any Action is instituted (or threatened to be instituted) by a Gaming Authority or any other applicable Governmental Authority or any private party challenging any of the Transactions as violative of any Gaming Law or other applicable Law or which would otherwise prohibit, prevent, restrict, materially impede, or materially delay the consummation of the Transactions, each Party shall use its reasonable best efforts to resolve any such objections or Actions so as to permit consummation of the Transactions, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prohibit, prevent, restrict, materially impede, or materially delay the consummation of the Transactions.

(d)          Subject to the limitations set forth herein, including in Section 6.07(e), and without restricting any Party’s rights to terminate this Agreement in accordance with the terms hereof, in the event that any Action is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any of the other Transactions, the Parties shall cooperate with each other in all respects and shall use their reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts the consummation of the Merger or any of the other Transactions.

(e)          Notwithstanding anything in this Agreement to the contrary, (i) nothing in this Section 6.07 shall limit a Party’s right to terminate this Agreement pursuant to Section 8.01(a) and (ii) nothing in this Agreement shall obligate Parent, Merger Sub, or any of their respective Affiliates to agree to, and, without the prior written consent of Parent, in no event shall the Company or any of its Subsidiaries agree to, (A) sell, hold separate, or otherwise dispose of all or a portion of its respective business, assets, or properties, or conduct its business in a specified manner, other than the CF Sale, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any Contract any accommodation or other concession, (C) limit in any manner whatsoever the ability of such entities to conduct, own, operate, or control any of their respective businesses, assets, or properties or of the businesses, properties or assets of the Company and its Subsidiaries, or (D) waive any of the conditions set forth in Article VII of this Agreement.

Section 6.08.        Public Announcements. The Parties agree that the initial press release(s) to be issued with respect to the execution of this Agreement shall be in a form mutually agreed to by Parent and the Company. Thereafter, and unless and until an Adverse Recommendation Change or termination of this Agreement has occurred, each of Parent and the Company agree that no public release, announcement, press conference, conference call with investors or analysts, or other public statement concerning this Agreement or the Transactions (or that could reasonably be expected to relate to this Agreement or the Transactions) will be issued, held, or made by any Party or its Subsidiaries without prior consultation with and the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of the NYSE, in which case the Party required to make the release or announcement will use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance, and the relevant Party will consider such comments in good faith. The provisions of this Section 6.08 shall not apply to any release, public statement, or other Company communications relating to an Acquisition Proposal or an Adverse Recommendation Change.

Section 6.09.        Anti-Takeover Laws. If any Anti-Takeover Law is or may become applicable to any Transaction, the Parties shall use all reasonable best efforts to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Law.

Section 6.10.       Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 6.11.       Notification of Certain Matters. From the date of this Agreement to the Effective Time, the Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) any written notice or other written communication received from any Person alleging that a material consent of such Person is required in connection with the Transactions, (b) any written material notice from any Governmental Authority in connection with the Transactions, (c) any Actions or claims commenced or, to such Party’s Knowledge, threatened against, relating to, or involving or otherwise affecting such Party or any of its Subsidiaries that relate to the Transactions, or, in the case of the Company, any other Actions commenced or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its or their respective properties or assets after the date of this Agreement that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or (d) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, which causes or is reasonably likely to cause any representation or warranty made by such Party contained in this Agreement to be, with respect to the Company, untrue or inaccurate such that the condition set forth in Section 7.02 would not be satisfied, and with respect to Parent and Merger Sub, untrue or inaccurate in any material respect; provided, however, that the delivery of any notice pursuant to this Section 6.11 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement, or (ii) limit the remedies available to the Party receiving such notice. This Section 6.11 shall not constitute a covenant or agreement for purposes of Section 7.02(b) or Section 7.03(b).

Section 6.12.       Company SEC Reports. From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC all Company SEC Reports required to be filed by it under the Exchange Act or the Securities Act. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report shall comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Report filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 6.13.       Section 16 Matters. Prior to the Effective Time, the Company shall take all such reasonable steps as may be required (to the extent permitted by applicable Law) to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Shares that are treated as dispositions under such rule and result from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.

Section 6.14.        NYSE De-Listing. Prior to the Effective Time, each of the Parties will cooperate with the other Parties in taking, or causing to be taken, all actions reasonably necessary to delist the Company Shares from the NYSE and terminate the registration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.15.        Financing Activities.

(a)          Parent will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the proceeds of the Financing at the Closing on the terms and subject only to the conditions set forth in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and subject only to the conditions set forth in the Financing Commitments or, subject to Sections 6.15(b) and 6.15(c), on other terms reasonably satisfactory to Parent, (iii) satisfy on a timely basis all conditions in the Financing Commitments and the definitive agreements related thereto that are within its control (or, if necessary or deemed advisable by Parent, seek the waiver of conditions applicable to Parent contained in the Financing Commitments or such definitive agreements related thereto), (iv) consummate the Financing at or prior to the Closing Date, including using its reasonable best efforts to cause the Financing Sources and any other Persons committing to fund the Financing to fund the Financing at the Closing (including taking enforcement actions to cause the Financing Sources and such other Persons to provide the Financing), and (v) comply with its covenants and other obligations under the Financing Commitments and the definitive agreements relating to the Financing that are within its control.

(b)          Without the prior written consent of the Company, which shall not unreasonably be withheld or delayed, Parent will not agree to, permit, or otherwise consent to any amendment of, supplement or modification to, or waiver under, the Financing Commitments or the definitive agreements relating to the Financing if such amendment, supplement, modification, or waiver (i) would reduce the aggregate cash amount of proceeds of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to such fees and original issue discount contemplated by the Debt Commitment Letter in effect on the date hereof unless the Debt Financing is increased by such amount), (ii) would impose new or additional (or adversely modify any existing) conditions or otherwise expand any of the conditions to the receipt of the Financing from those set forth in the Financing Commitments on the date of this Agreement, (iii) would amend or modify any of the conditions precedent to the Financing in any manner adverse to the interest of the Company, (iv) would adversely impact the ability of Parent to enforce its rights in respect of the Financing Commitments, (v) would be on terms that are less favorable to Parent than those in the Financing Commitments as in effect on the date of this Agreement, or (vi) would otherwise reasonably be expected to prevent or materially delay the Closing Date or the ability of Parent to consummate the Transactions; provided, however, Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents, or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement if the addition of such parties does not add new or additional (or adversely modify any existing) conditions, or otherwise expand any of the conditions, to the consummation of the Debt Financing. In addition, Parent shall not agree to, permit, or otherwise consent to any amendment of, supplement or modification to, or waiver under, the Financing Commitments or the definitive agreements relating to the Financing unless Parent notifies the Company of, and promptly provides the Company with such information as it may reasonably request in connection with, any such amendment, supplement, modification, or waiver. For purposes of this Agreement, references to either of the “Commitment Financings” will include such documents as permitted or required by this Section 6.15 to be amended, modified, supplemented, or waived, in each case from and after the date of such amendment, supplement, modification, or waiver.

(c)          If any of the Financing or either of the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated or otherwise become, or is reasonably expected to become, unavailable prior to the Closing, in whole or in part, for any reason, (i) Parent shall promptly notify the Company thereof (and the reason for any such unavailability), and (ii) Parent will use its reasonable best efforts promptly to arrange for and obtain alternative financing from other sources on terms and conditions not materially less favorable, taken as a whole, to Parent than the terms and conditions of the Financing contained in such Financing Commitment (including under any related fee letters) to replace the Financing contemplated by such expired or terminated or unavailable Financing Commitment (“Alternative Financing”); provided that, in any event, such Alternative Financing shall not, without the prior written consent of the Company, be on terms and conditions that are less favorable to the Company from a conditionality or enforceability perspective than the terms and conditions of such Financing Commitment. True, complete, and correct copies of each commitment letter and other agreement relating to the Alternative Financing (the “Alternative Commitment Letter”) will be promptly provided to the Company, and Parent will promptly provide the Company with such information as it may reasonably request regarding such Alternative Financing and the applicable financing sources. If applicable, references in this Agreement to the “Debt Financing” and/or “Equity Financing,” as applicable, will include “Alternative Financing,” any reference to the “Debt Commitment Letter” and/or “Equity Commitment Letter,” as applicable, will include the “Alternative Commitment Letter” and any reference to definitive financing agreements related to the Debt Financing and/or the Equity Financing, as applicable, will include the definitive financing agreements related to the Alternative Financing.

(d)          Parent shall give the Company prompt written notice (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a material breach or default) by any party to either Financing Commitment of which Parent becomes aware, and (ii) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential breach, default, termination, or repudiation by any party to such Financing Commitment, or (B) material dispute or disagreement between or among any parties to such Financing Commitment (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the either the Debt Financing or Equity Financing). Without limiting the foregoing or any other provision contained herein, Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing (including material developments relating to the Financing) and provide to the Company copies of executed copies of the definitive documents related to the Financing (provided that any fee letters, engagement letters, or other agreements that, in accordance with customary practice, are confidential by their terms, and that do not affect the conditionality or amount of the Financing, may be redacted in a customary manner so as not to disclose economic terms) and copies of any written notices or communications described in the preceding sentence.

Section 6.16.        Obligations of Parent and Merger Sub. Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms:

(a)          Merger Sub shall not, and Parent shall cause Merger Sub not to, undertake any business or activities other than in connection with this Agreement and engaging in the Merger and the other Transactions.

(b)          Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement.

(c)          Parent and Merger Sub shall not (and Parent shall cause the other Affiliates of Parent not to) engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to materially delay or prevent the consummation of, or otherwise adversely affect, the Merger or any of the other Transactions.

Section 6.17.       Company Credit Agreement. At or prior to the Closing, and subject to the other terms and conditions set forth in this Agreement, the Company shall (a) apply a portion of the proceeds received by the Company and its Subsidiaries from the CF Sale to pay all Indebtedness and other outstanding Liabilities payable by the Company and its Subsidiaries under the Company Credit Agreement (the “Payoff Amount”), and (b) cause the lender under the Company Credit Agreement to deliver to the Company a pay-off letter, in form and substance reasonably satisfactory to Parent (the “Payoff Letter”), with respect to the repayment of the Payoff Amount and the release of all Liens with respect to the property and assets of the Company and its Subsidiaries securing the obligations under the Company Credit Agreement upon the lender’s receipt of the Payoff Amount.

Article VII.
CONDITIONS TO THE MERGER

Section 7.01.        Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing to the extent permitted by applicable Law at or prior to the Effective Time of the following conditions:

(a)          Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with the NRS, the Company’s organizational documents, and applicable requirements of the NYSE.

(b)          Approvals. All consents, approvals, permits, and authorizations required to be obtained prior to the Effective Time from any Governmental Authority set forth on Section 7.01(b) of the Company Disclosure Letter, shall have been obtained, or any applicable waiting period shall have expired or been terminated.

(c)          No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any Law or Order enacted, entered, or enforced that shall be in effect, that prevents or prohibits the consummation of the Merger.

(d)          CF Sale. The CF Sale shall have been consummated in accordance with the terms of the CF Sale Agreement and the CF Cash Closing Payment, before giving effect to the CF Working Capital Adjustment, shall have been no less than $14.6 million (provided, that notwithstanding anything to the contrary set forth in this Agreement, the Company shall be deemed to have irrevocably waived this condition in the event that the Company’s or any of its Subsidiaries’ breach of the CF Sale Agreement has materially contributed to the failure of the CF Sale to occur).

Section 7.02.        Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)          The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality or Company Material Adverse Effect, other than (i) any materiality or Company Material Adverse Effect qualification that requires the listing of items on the Company Disclosure Letter or delivering (or making available) to Parent or Merger Sub copies of items, and (ii) any such qualifications contained in Section 4.11), as though made at and as of immediately prior to the Effective Time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that notwithstanding the foregoing, (A) the representations and warranties of the Company contained in Section 4.08 shall be true and correct in all material respects as though made at and as of immediately prior to the Effective Time (or, if made as of a specific date, at and as of such date), and (B) the representations and warranties of the Company contained in Section 4.01, Section 4.02, Section 4.04(a), Section 4.05, Section 4.27, and Section 4.28 shall be true and correct in all respects, except for de minimis inaccuracies, as though made at and as of immediately prior to the Effective Time (or, if made as of a specific date, at and as of such date); provided further, however, that notwithstanding the foregoing, that any such failures of the representations and warranties contained in Section 4.01, Section 4.02, Section 4.04(a), Section 4.05, Section 4.08, Section 4.27, and Section 4.28 to be true and correct shall not, in the aggregate, constitute a Company Material Adverse Effect.

(b)          The Company shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

(c)          Since the date of this Agreement, there shall not have been any event, occurrence, condition, change, development, state of facts, or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)          Parent shall have received a certificate of the Company, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company to evidence satisfaction of the conditions set forth in Section 7.02(a), (b), and (c).

(e)          The Company shall have delivered to Parent evidence, reasonably satisfactory to Parent, of the payment of the Payoff Amount, by wire transfer of immediately available funds to the account(s) designated in the Payoff Letter.

(f)          The Company shall have delivered to Parent evidence, reasonably satisfactory to Parent, that, after giving effect to the payment of the Payoff Amount, the Company and its Subsidiaries shall as of immediately prior to the Effective Time have no less than $7 million of cash and cash equivalents, including all cash and restricted cash on the balance sheets of the Company and its Subsidiaries.

(g)          The Company shall have delivered to Parent a legal opinion in substantially the form of Exhibit A.

(h)          Parent and Merger Sub shall have received the resignations, effective as of the Closing, of each director of the Company and each of its Subsidiaries.

Section 7.03.        Conditions to Obligations of the Company. The obligations of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)          The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality or material adverse effect), as though made at and as of immediately prior to the Effective Time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to prevent, materially impair or materially delay the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions; provided that notwithstanding the foregoing, the representations and warranties of Parent and Merger Sub contained in Section 5.01, Section 5.03 and Section 5.07 shall be true and correct, except for de minimis inaccuracies, as of the Closing as though made at and as of immediately prior to the Effective Time (or, if made as of a specific date, at and as of such date).

(b)          Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

(c)          The Company shall have received a certificate of Parent, dated as of the Closing Date, signed by the chief executive officer and chief financial officer of Parent to evidence satisfaction of the conditions set forth in Section 7.03(a) and (b).

Article VIII.
TERMINATION, AMENDMENT AND WAIVER

Section 8.01.        Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)          by mutual written consent of Parent and the Company at any time prior to the Effective Time whether before or after the Company Stockholder Approval;

(b)          by either Parent or the Company, if the Effective Time shall not have occurred on or before April 15, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a Party whose inaccuracy or breach of any representation, warranty, covenant, or agreement set forth in this Agreement has caused, or resulted in, the failure of the Merger to be consummated on or before such date;

(c)          by either Parent or the Company, if any Governmental Authority shall have (i) enacted, issued, promulgated, or enforced any Law that makes consummation of the Merger illegal or otherwise prohibited, or (ii) enacted, issued, promulgated, enforced, or entered any Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01 shall not be available to a Party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has caused, or resulted in, the issuance, promulgation, or enforcement of such Law, or the enactment, issuance, promulgation, enforcement, or entry of any such Order;

(d)          by Parent, if prior to the Effective Time, there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach, or inaccuracy (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b), and (ii) is incapable of being cured or has not been cured prior to the Outside Date; provided that Parent shall have given the Company at least 10 days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(d); and provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if Parent or Merger Sub is then in material breach of any representation, warranty, or covenant of Parent or Merger Sub under this Agreement, that is not cured after 10 days from written notice of such material breach from the Company to Parent;

(e)          by either Parent or the Company, if the Company Stockholders’ Meeting (including any adjournment or postponement thereof) has concluded, the Company Stockholders have voted, and the Company Stockholder Approval was not obtained;

(f)          by Parent, if (i) an Adverse Recommendation Change shall have occurred, or (ii) the Company Board or any committee thereof (A) shall not have rejected any Acquisition Proposal within seven days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company Stockholders of a tender offer or exchange offer, which shall constitute a failure to reject such Acquisition Proposal), or (B) shall have failed, pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, to publicly reconfirm the Company Board Recommendation within ten Business Days after receipt of a written request from the Parent that it do so if such request is made following the making by any Person of an Acquisition Proposal;

(g)          by the Company prior to the Effective Time, if there shall have been a breach or inaccuracy of any representation, warranty, covenant, or agreement on the part of Parent or Merger Sub contained in this Agreement, which breach or inaccuracy (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b), and (ii) is incapable of being cured or has not been cured prior to the Outside Date; provided that the Company shall have given Parent at least 10 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(g); and provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if the Company is then in material breach of any representation, warranty, or covenant of the Company under this Agreement, that is not cured after 10 days from written notice of such material breach from Parent to the Company;

(h)          by the Company prior to obtaining the Company Stockholder Approval in accordance with Section 6.04(d); or

(i)          by the Company, if (i) all of the conditions to Closing set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions (A) that, by their nature, can only be satisfied or waived at the Closing, but which would be capable of being satisfied if the Closing Date were the date of such termination, or (B) that are not satisfied or waived as a result of a breach by Parent or Merger Sub of this Agreement), and (ii) Parent and Merger Sub shall have failed to consummate the Transactions within two Business Days after the date on which the Closing is required to occur under Section 2.02.

Section 8.02.        Notice of Termination; Effect of Termination.

(a)          The Party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.01(a)) shall deliver notice of such termination to the other Parties specifying with particularity the reason for such termination, and, except as specifically set forth in Section 6.04(d), any such termination in accordance with this Section 8.02 shall be effective immediately upon delivery of such notice to the other Parties.

(b)          In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability under this Agreement on the part of any Party (or any Representative of such Party) to any other Party except that this Section 8.02, the third sentence of Section 6.03(c), Section 8.03, and Article IX (and any related definitions contained in any such Sections or Article), shall survive any such termination; provided, however, that nothing herein shall relieve any Party from Liability for any intentional breach of any of its representations, warranties, covenants, or agreements set forth in this Agreement or fraud prior to such termination.

Section 8.03.        Fees and Expenses.

(a)          Except as otherwise set forth in Section 6.03 or this Section 8.03, all fees and expenses incurred in connection with the Transactions, including all legal, accounting, financial advisory, consulting, and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions, shall be the obligation of the respective Party incurring such fees and expenses, whether or not the Merger is consummated.

(b)          In the event this Agreement shall be terminated:

(i)          by (A) the Company pursuant to Section 8.01(h), or (B) Parent pursuant to Section 8.01(f), the Company shall pay to Parent the Company Termination Fee;

(ii)         (A) by Parent or the Company pursuant to Section 8.01(b) or by Parent pursuant to Section 8.01(d) or Section 8.01(e), (B) at or prior to the date of termination, an Acquisition Proposal shall have been made known to the Company or shall have been made directly to the Company Stockholders generally or any Person shall have publicly announced an intention to make an Acquisition Proposal (whether or not conditional) and such Acquisition Proposal or publicly announced intention shall not have been withdrawn prior to such termination, and (C) concurrently with such termination or within 12 months following such termination, the Company enters into an Alternative Acquisition Agreement to consummate or consummates a transaction contemplated by any Acquisition Proposal, then the Company shall pay to Parent the Company Termination Fee upon the consummation of such Acquisition Proposal. For purposes of this Section 8.03(b)(ii), “Acquisition Proposal” shall have the meaning assigned thereto in Section 1.01 except that references in the definition to “15%” shall be replaced by “50%”; or

(iii)        by Parent or the Company pursuant to Section 8.01(e), the Company shall promptly pay to Parent an amount equal to all of the reasonable and documented out-of-pocket costs and expenses actually incurred by Parent and Merger Sub prior to the termination of this Agreement in connection with this Agreement and the Transactions (the “Expense Reimbursement”); provided that (A) the Expense Reimbursement shall not exceed $300,000, and (B) in the event the Expense Reimbursement is paid and the Company Termination Fee is thereafter payable pursuant to Section 8.03(b)(ii), the Company Termination Fee otherwise payable shall be reduced by the amount of the Expense Reimbursement. For the avoidance of doubt, (x) the Company shall not be obligated to pay the Company Termination Fee or Expense Reimbursement more than once or to pay the Expense Reimbursement after or in addition to payment of the Company Termination Fee, and (y) the aggregate liability of the Company under this Section 8.03 shall not in any event exceed the amount of the Company Termination Fee.

(c)          In the event that this Agreement is terminated by (i) the Company pursuant to Section 8.01(b) at a time when the Company would also have the right to terminate this Agreement pursuant to Section 8.01(g) or Section 8.01(i) and at the time of such termination, all of the conditions to Closing set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions (A) that, by their nature, can only be satisfied or waived at the Closing, but which would be capable of being satisfied if the Closing Date were the date of such termination, or (B) that are not satisfied or waived as a result of a breach by Parent or Merger Sub of this Agreement), (ii) the Company pursuant to Section 8.01(g), or (iii) the Company pursuant to Section 8.01(i), then Parent shall pay to the Company the Parent Termination Fee.

(d)          The Company, Parent, and Merger Sub each acknowledge that the agreements contained in this Section 8.03 are an integral part of this Agreement and the Transactions, and that, without these agreements, the other Parties would not enter into this Agreement. Except with respect to Section 8.01(h), in which case the Company Termination Fee shall be paid by the Company in accordance with Section 6.04(d), in the event that the Company Termination Fee or Expense Reimbursement, as applicable, is payable by the Company, the Company Termination Fee or Expense Reimbursement, as applicable, shall be paid by the Company as directed by Parent in writing, in immediately available funds promptly following (and in any event within two Business Days after) the date of the event giving rise to the obligation to make such payment. In the event that the Parent Termination Fee is payable by the Parent, Parent and the Company shall promptly (and in any event within two Business Days) following the date of the event giving rise to the obligation to make such payment deliver a joint written instruction to the Escrow Agent to (i) release the funds held in the Escrow Account in an amount equal to the Parent Termination Fee to the Company or its designee, and (ii) after giving effect to such release, release the remaining balance, if any, of the Escrow Account to Parent, in each case in accordance with the terms of the Escrow Agreement. In no event will Parent or Merger Sub or the Company, as applicable, be entitled to both the payment of the Company Termination Fee or the Parent Termination Fee, respectively, and specific performance of this Agreement. In the event that that this Agreement is terminated in accordance with this Article VIII and the Parent Termination Fee is not payable by Parent, Parent and the Company shall promptly (and in any event within two Business Days) following the date of termination deliver a joint written instruction to the Escrow Agent to release all the funds held in the Escrow Account to Parent in accordance with the terms of the Escrow Agreement. The Parties expressly acknowledge and agree that (i) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Company Termination Fee or Parent Termination Fee pursuant to this Section 8.03, which constitutes a reasonable estimate of the monetary damages that will be suffered by Parent and Merger Sub or the Company, respectively, by reason of breach or termination of this Agreement, shall be in full and complete satisfaction of any and all monetary damages of Parent and Merger Sub or the Company, as applicable, arising out of or related to this Agreement, the Merger or the other Transactions (including any breach by the Parties), the termination of this Agreement, the failure to consummate the Merger or the other Transactions, and any claims or Actions under applicable Law arising out of any such breach, termination or failure, and (ii) in no event shall Parent or Merger Sub or the Company, as applicable, be entitled to seek or obtain any recovery or judgment in excess of the Company Termination Fee or the Parent Termination Fee, respectively, and in no event shall a Party be entitled to seek or obtain any other damages of any kind for, or with respect to, this Agreement or the Transactions (including any breach by a Party), the termination of this Agreement, the failure to consummate the Merger or the other Transactions, or any claims or Actions under applicable Law arising out of any such breach, termination, or failure; provided, however, that this Section 8.03 shall not limit the right of the Parties to specific performance of this Agreement pursuant to Section 9.05 prior to the termination of this Agreement in accordance with its terms.

Section 8.04.        Amendment. This Agreement may be amended by the Parties by action taken by their respective boards of directors (or similar governing bodies or entities) at any time prior to the Effective Time; provided, however, that, after Company Stockholder Approval has been obtained, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the NYSE, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 8.05.        Waiver. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other, (b) waive any inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of the other or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub). The waiver by any Party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Article IX.
GENERAL PROVISIONS

Section 9.01.        Non-Survival of Representations and Warranties. The representations, warranties, covenants, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate and be of no further force and effect as of the Effective Time; provided, however, that this Section 9.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.02.        Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile, email, or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses, facsimile numbers, or email addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

if to the Company:

Nevada Gold & Casinos, Inc.

133 E. Warm Springs Road, Suite 102

Las Vegas, Nevada 89119

Attention: Michael P. Shaunnessy, President & CEO
Email: mshaunnessy@nevadagold.com

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Place
New York, NY 10004
Attention: James Modlin
Fax: (212) 422-4726
Email: james.modlin@hugheshubbard.com

if to Parent or Merger Sub:

Maverick Casinos LLC

2926 Montessouri Street

Las Vegas, NV 89117

Attention: Erick Persson

Email: erichpersson@gmail.com

with a copy to:

Lewis Roca Rothgerber Christie LLP
3993 Howard Hughes Parkway, Suite 600
Las Vegas, NV 89169

Attention: Don Martin, Esq.
Email: dmartin@lrrc.com

Section 9.03.       Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy or the application of this Agreement to any Person or circumstance is invalid or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.04.       Entire Agreement. This Agreement, together with the Escrow Agreement, the Confidentiality Agreement, the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof (other than the Confidentiality Agreement, which will terminate at the Closing but survive any termination of this Agreement).

Section 9.05.       Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the Parties shall be entitled to specific performance of the terms hereof, without any requirement to post bond, in addition to any other remedy to which they are entitled at law or equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Notwithstanding anything herein to the contrary, the Company shall be entitled to the granting of an Order of specific performance or other equitable relief of Parent’s obligation to cause the full funding of the Financing and the consummation of the Transactions if and only if (a) all of the conditions in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which at such time is capable of being satisfied) have been satisfied or waived; (b) Parent and Merger Sub fail to consummate the Closing when required pursuant to Section 2.02; and (c) the Company has irrevocably confirmed in a written notice to Parent that it is ready, willing, and able to consummate the Closing, and that if an Order of specific performance or other equitable relief is granted and the Financing is consummated, then the Company will take such actions required of it by this Agreement to cause the Closing to occur. Notwithstanding anything else to the contrary, for the avoidance of doubt, while the Company may concurrently seek an Order of specific performance or other equitable relief in order to effect the full funding of the Financing and the consummation of the Transactions and payment of the Parent Termination Fee pursuant to Section 8.03(c) under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of an Order of specific performance or other equitable relief in order to effect the full funding of the Financing and the consummation of the Transactions and (ii) payment of the Parent Termination Fee.

Section 9.06.       Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Section 6.06 (which are intended to be for the benefit of the Persons covered thereby or the Persons entitled to payment thereunder and may be enforced by such Persons).

Section 9.07.        Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by and construed in accordance with the Laws of the State of Nevada, without regard to the conflicts of law rules of such state that would direct a matter to another jurisdiction. Notwithstanding anything to the contrary contained herein, any and all claims, whether in law or in equity, against the Lender in any way relating to this Agreement, including any dispute arising out of or relating to the Debt Financing (including any claim, controversy, or dispute against or involving the Lender, including its respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.07), shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York; provided, however, that the laws of the State of Nevada shall govern in determining (i) the interpretation of a “Company Material Adverse Effect” and whether a “Company Material Adverse Effect” has occurred, and (ii) whether the Transactions have been consummated in accordance with the terms hereof (in each case, without regard to the principles of conflicts of laws thereof, to the extent that the same are not mandatorily applicable by statute and would require or permit the application of the law of another jurisdiction).

(b)          Each of the Parties (i) agrees that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the Transactions (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be brought, heard and determined exclusively in the state courts located in the State of Nevada or, if such courts shall not have jurisdiction, any of the federal courts of the United States of America located in the State of Nevada, (ii) irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. The Parties agree that a final trial court judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding the foregoing, none of the Parties, nor any of their respective Affiliates, will bring, or support, any action, cause of action, claim, cross-claim, counterclaim, or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Lender in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York, and it is acknowledged and agreed that the provisions set forth in Section 9.08 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim, counterclaim or third-party claim.

Section 9.08.       Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each of the Parties (a) certifies that no Representative, of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver, and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.08.

Section 9.09.        Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that (a) Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly owned Subsidiary of Parent after providing written notice thereof to the Company at least one Business Day prior to such assignment, and (b) as of the Effective Time, Parent and Merger Sub may collaterally assign their respective rights but not their respective obligations under this Agreement to the Lender solely for purposes of creating a security interest in such rights to secure the obligations of Parent, Merger Sub, or any of their Affiliates in respect of the Debt Financing; provided, that, in each case of clauses (a) and (b) no such assignment will relieve Parent or Merger Sub of any of its obligations hereunder. Any purported assignment in violation of this Section 9.09 will be null and void ab initio. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.10.       Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.11.        Lender. (a) No member of the Company Group shall have any rights or claims against the Lender in respect of any Action arising out of or relating in any way to the Debt Financing or the performance thereof, or the Debt Financing, whether at law or in equity, whether in contract, in tort, or otherwise, and the Lender shall not have any rights or claims against the Company Group in respect of any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or the performance thereof, or the Debt Financing, whether at law or in equity, whether in contract, in tort, or otherwise, and (b) the Lender shall not have any Liability (whether in contract, in tort, or otherwise) to any member of the Company Group for any Liabilities of any party or for any claim based on, in respect of, or by reason of, the Transactions or the Debt Commitment Letter or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the Debt Financing, whether at law or in equity, whether in contract, in tort, or otherwise, and no member of the Company Group shall have any Liability (whether in contract, in tort, or otherwise) to any Lender for any obligations or Liabilities of any Party or for any claim based on, in respect of, or by reason of, the Transactions or the Debt Commitment Letter or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the Debt Financing, whether at law or in equity, whether in contract, in tort, or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Lender is an intended third-party beneficiary of, and shall be entitled to the protections of, this Section 9.11, in each case, with respect to its rights hereunder. For the avoidance of any doubt, this Section 9.11 does not alter, modify, supplement, or change, in any respect, the rights and obligations of the Lender set forth in the Debt Commitment Letter and the definitive documentation for the Debt Financing to Parent and its successors and assigns. For purposes of the foregoing, “Company Group” means (i) the Company, (ii) each of the Company’s Subsidiaries and other Affiliates, and (iii) the former, current, and future controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, other equity holders, and assignees of any Person named in clause (i) or clause (ii) above (in each case, other than Parent, Merger Sub, and their respective Affiliates). For the avoidance of doubt, nothing in this Section 9.11 shall limit or otherwise alter (A) the rights of the Company Group against Parent or Merger Sub, (B) the obligations of Parent and Merger Sub under this Agreement, or (C) the rights of Parent and its Affiliates against the Lender in connection with the Debt Financing and the Debt Commitment Letter.

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IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NEVADA GOLD & CASINOS, INC.

By:	/s/ Michael P. Shaunnessy
Name: Michael P. Shaunnessy
Title: President & CEO

MAVERICK CASINOS LLC

By:	/s/ Eric Persson
Name: Eric Persson
Title: Manager

MAVERICK CASINOS MERGER SUB, INC.

By:	/s/ Eric Persson
Name: Eric Persson
Title: Manager